UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: June 2010
Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)

94 Em Hamoshavot Road
Petach Tikva 49527, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto and incorporated by reference herein is the Registrant's Notice of Meeting and Proxy Statement for the Annual General Meeting of Shareholders to be held on July 15, 2010.

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.02, of the Company at the close of business on June 7, 2010 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. This Proxy Statement and the proxies solicited thereby will be first sent or delivered to the shareholders on or about June 10, 2010.

The Proxy Statement attached to this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the  Form S-8 registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825 333-158839 and 333-166028 and Form F-3 registration number 333-166046 of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Shmuel Arvatz
	Name:	Shmuel Arvatz
	Title:	Executive Vice President and
Chief Financial Officer

Date: June 2, 2010

CLICKSOFTWARE TECHNOLOGIES LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 15, 2010

Notice is hereby given that the Annual General Meeting of Shareholders of ClickSoftware Technologies Ltd. (the "Company") will be held at the offices of the Company, at Azorim Park, Oren Building, 94 Em Hamoshavot  Road, Petach Tikva 49527 Israel, on July 15, 2010 at 4:00 p.m. local time (the "Meeting").  The agenda for the Meeting is as follows:

1.	To consider at the Meeting the Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2009.

2.
To approve the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent registered public accounting firm for the year ending December 31, 2010 and for such additional period until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors.

3.	To amend the Company’s Articles of Association regarding election of directors.

4.	To approve amendments to the Company's share incentive plans.

5.
To elect Mr. Menahem Shalgi, as an “External Director” of the Company (as such term is defined in the Israeli Companies Law 5759-1999), to hold office as an External Director for a three year term and to approve his compensation as an External Director.

6.	To approve the replacement of the compensation packages of incumbent directors including External Directors.

7.	To approve the grant of options to Dr. Moshe BenBassat for the purchase of 100,000 Ordinary Shares of the Company.

8.	To ratify and approve the appointment of Dr. Moshe BenBassat as both Chairman of the Board of Directors and Chief Executive Officer of the Company.

9.	To approve the management and consulting agreements through which Dr. Moshe BenBassat will provide services to the Company and its subsidiaries.

10.	To convert the Company’s Non-Voting Ordinary Shares into Ordinary Shares.

11.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

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Shareholders of record at the close of business on June 7, 2010 will be entitled to notice of and to vote at the Meeting.  Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail to the Company the enclosed proxy as promptly as possible in the enclosed pre-addressed envelope.

By Order of the Board of Directors,	CLICKSOFTWARE TECHNOLOGIES LTD.

Dr. Moshe BenBassat
Chairman of the Board of Directors and
June 2, 2010	Chief Executive Officer

IMPORTANT: YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENVELOPE PROVIDED.

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CLICKSOFTWARE TECHNOLOGIES LTD.

(the "Company")

94 Em Hamoshavot Road,
Petach Tikva 49527 Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on July 15, 2010

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.02 per share (the "Ordinary Shares"), of the Company, in connection with the solicitation by the Board of Directors of proxies for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on July 15, 2010 at 4:00 p.m. local time at the offices of the Company, 94 Em Hamoshavot Road, Petach Tikva 49527 Israel (tel. +972-3-765-9400), or at any adjournment thereof.  This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about June 10, 2010.

Proxies; Counting of Votes

A form of proxy for use at the Meeting is attached.  The completed proxy should be mailed in the pre-addressed envelope provided and received by the Company or its transfer agent, Computershare, Essential Registry Team, 350 Indiana Street, Suite 750, Golden, CO 80401 USA, Tel. 303-262-0678  (attention: Lee Meier), at least forty eight (48) hours before the Meeting.  Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares, covered thereby in accordance with the directions of the shareholder executing such proxy.

Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting.  If a shareholder holds the shares in street name, such shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting, in order to vote in person at the Meeting.  Attendance at the Meeting will not, by itself, revoke a proxy.  A shareholder who holds the Company’s shares under his, her or its name, and who attends the Meeting in person, shall be identified by a copy of an identity card, passport or a certificate of incorporation.

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Record Date; Solicitation of Proxies

  Only shareholders of record at the close of business on June 7, 2010 will be entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.  Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares.  The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. Copies of solicitation materials and the proposed forms of the resolutions to be adopted at the Meeting will be available for shareholders viewing at the Company’s offices during business hours.

To the extent you would like to state your position with respect to any of proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies Law 5759 – 1999 (the “Companies Law”), you may do so by delivery of a notice to the Company’s offices located at 94 Em Hamoshavot Road, Petach Tikva 49527 Israel, not later than June 17, 2010. Our Board of Directors may respond to your notice.

Following the Meeting, one or more shareholders holding, at the Record Date, at least five percent (5%) of the total voting rights of the Company, which are not held by Controlling Shareholders (as defined hereunder) of the Company, may review the Proxy Cards submitted to the Company at the Company’s offices during business hours.

Pursuant to the Israeli Companies Law, a “Controlling Shareholder” is defined as any shareholder that has the ability to direct the company’s actions, other than such ability resulting only from serving as a director or other office holder of the Company.  Any shareholder holding 50% or more of either the voting rights in the Company or the right to appoint directors or the Company's general manager is deemed to be a Controlling Shareholder.

Quorum and Voting Requirements

Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 33% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters.

Under applicable regulations, a "broker non-vote" occurs on an item when a broker identified as the record holder of shares is not permitted by applicable rules, to vote on that item without instruction from the beneficial owner of the shares and no instruction has been received. For instance, the election of directors is not a "routine" matter for purposes of broker voting. If a shareholder does not instruct the broker how to vote with respect to such item, the broker may not vote with respect to this proposal and those votes will be counted as "broker non-votes."  We believe that the matters described in Proposals 4, 5 and 10 are not "routine" matters, and therefore, if a beneficial shareholder does not instruct the broker how to vote with respect to these items, the broker may not vote with respect to these proposals and those votes will be counted as "broker non-votes."  It should be noted that it is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” the other items on the agenda unless specifically instructed to the contrary, or unless they may be determined not to be “routine” matters, in which case, a broker may not vote on such matters without instructions from the shareholder.  Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal.

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If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine.  At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of each of Proposals 2, 3, 4, 6, 7, 9 and 10. No vote is required for Proposal 1.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required for approval of Proposal 5; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders who are not Controlling Shareholders of the Company, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

The approval of Proposal 8 requires the affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy, provided that (i) such majority vote at the Meeting will include at least two-thirds (2/3) of the total votes of shareholders who are not Controlling Shareholders of the Company, or anyone on their behalf, present in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

Each shareholder that attends the Meeting in person or delivers a signed proxy card shall, prior to exercising such shareholder’s voting rights at the Meeting with respect to Proposals 5 and 8, advise the Company whether or not such shareholder is a Controlling Shareholders of the Company.

THE PROXY CARD ENCLOSED WITH THIS PROXY STATEMENT SHALL ALSO
SERVE AS A VOTING INSTRUMENT
AS SUCH TERM IS DEFINED UNDER THE ISRAELI COMPANIES LAW

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE
"FOR" ALL THE PROPOSALS LISTED IN THIS PROXY STATEMENT

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PROPOSAL 1 - RECEIPT AND CONSIDERATION OF THE
DIRECTOR’S REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2009

The Company's Annual Report for the year ended December 31, 2009 is available on its website at the address www.clicksoftware.com. The contents of the Company’s website are not part of this proxy. The Company's Consolidated Financial Statements for the year ended December 31, 2009 are included in such report.  At the Meeting, the Company will review the audited financial statements for the year ended December 31, 2009, as presented in the Company's Annual Report for the year ended December 31, 2009 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

PROPOSAL 2 - APPOINTMENT AND RENUMERATION
OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has recommended the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu (“Brightman Almagor”), as the Company’s independent registered public accounting firm for the year ending December 31, 2010.  Brightman Almagor has been the Company’s independent registered public accounting firm since December 31, 2002 and audited the Company's books and accounts for the year ended December 31, 2009.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the appointment of Brightman Almagor as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010 and for such additional period until the next Annual General Meeting of Shareholders, and that the Board of Directors be, and it hereby is, authorized, upon recommendation of the Audit Committee, to fix the remuneration of such independent registered public accounting firm."

PROPOSAL 3 –AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION

The Board of Directors of the Company deems it in the best interest of the Company to amend current Articles of Association amended and restated as of July 9, 2007 (the “AOA”) to clarify that, in a situation where there are no nominees to be appointed to specific class of directors at any annual meeting of shareholders, then instead of electing new directors to succeed the directors whose term of office expires at the annual meeting, the shareholders may elect one or more additional External Directors in addition to the minimum number of External Directors required by the Companies Law.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the AOA, is hereby amended by adding Article 50(d) to read as follows:  “Notwithstanding Article 50(a) above, in the event that there are no nominees to be appointed to a specific class of directors at any annual meeting of shareholders in accordance with Article 50(a) above, then instead of electing directors to succeed the directors whose term of office expires at the annual meeting, the shareholders may elect one or more additional External Directors in addition to the minimum number of External Directors required by the Companies Law”.”

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PROPOSAL 4 - AMENDMENTS TO THE COMPANY'S
SHARE INCENTIVE PLANS

The Compensation Committee, acting as the administrator of the Company’s equity compensation plans and the Board recommend to amend the 2003 Israeli Option Plan (the “2003 Israeli Option Plan”) and the USA Amended and Restated 2000 Share Option Plan (the “USA Option Plan” and jointly with the 2003 Israeli Option Plan, the “Incentive Plans”) such that Restricted Share Units with respect to Ordinary Shares of the Company (“RSU”) may be granted under the terms of the Incentive Plans, including under section 102 of the Israeli Tax Ordinance and subject to any applicable law. Other than the par value of the Ordinary Shares, no payment of cash shall be required as consideration for RSUs.  In addition, it is proposed that the term of the USA Option Plan be extended to December 31, 2020.  The form of the proposed amendments to the Incentive Plans are attached hereto as Appendix A (changes relative to the existing Incentive Plans are marked in the text).

 The Board believes that the proposed amendments to the Incentive Plans are necessary and in the best interests of the Company and its shareholders in order for the Company to continue to attract and retain capable and experienced directors, officers and employees, as well as to provide incentives to other key service providers.

 It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, to amend and restate the Incentive Plans substantially in the form as set out in the Proxy Statement for the Company’s 2010 annual general meeting of shareholders; and

FURTHER RESOLVED, to extend the terms of the USA Option Plan to May 27, 2020.”

PROPOSAL 5 - ELECTION OF AN ADDITIONAL EXTERNAL DIRECTOR

The Company's Articles of Association provide that the number of Directors shall be not less than 2 and not more than 11. There are currently seven members on the Company’s Board of Directors. The Company’s Board of Directors is classified into three classes of directors. James W. Thanos is the only Class I Director and the term of his office was due to expire at the Meeting.   Mr. Thanos resigned from the Board of Directors effective June 30, 2010.

Since there are no nominees to be appointed to the Class I of directors, it is proposed that the shareholders elect an additional External Director (in addition to the two currently serving External Directors, which is the minimum number of External Directors required by the Companies Law) instead of a Class I director. It is proposed that Mr. Menachem Shalgi is elected as an additional External Director.

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MENACHEM SHALGI served at Amdocs Ltd. as Vice President of Business Development and M&A from 1998 to 2003, and as Vice President and Executive Account Manager from 1993 to 1998, and at various other positions from 1985 to 1993.

Mr. Shalgi has served as an external director of Mind CTI since April 2005. In addition, Mr. Shalgi served as a director in Pilat Media PLC in the UK from 2006 until mid 2009, and has served as the chairman of AfterDox Ltd., an investment house in Israel, since June 2007.

Mr. Shalgi holds a B.A. in Economics and Statistics from Tel-Aviv University and an M.Sc. in Computer Sciences from Weizmann Institute of Science.

It is proposed that the shareholders approve a compensation package to Mr. Shalgi to be effective as of the Meeting which shall consist of: (i) an annual cash compensation of US $22,000, plus VAT, if applicable against a valid invoice, which shall be the full cash compensation due for all of his activities and tasks as a member of the Board of Directors and as member of committees thereof. Such annual fee will be paid in four quarterly equal installments payable in advance; (ii) reimbursement of expenses incurred by such director or External Director in connection with participation in meetings of the Board of Directors and committees thereof, subject to the limitations of Israeli law and in accordance with the Company’s expense reimbursement policy; (iii) subject to approval of Proposals 3 and 4 and the approval of the Israeli Tax Authority (the "ITA") of the Incentive Plans, an initial grant of 8,000  RSUs which shall vest on the first anniversary of the date of grant or the Company's 2011 annual general meeting of shareholders, whichever is earlier, in each case provided that the grantee continues to serve as a director on such date; (iv) subsequent annual grants of  8,000  RSUs which shall vest in twelve (12) equal monthly installments as  of its date of grant, provided that the grantee continues to serve as a director on such date(the “New Compensation Package”).

Under the Companies Regulations 2000 (regulations regarding compensation and expenses reimbursement to External Directors), the compensation package of incumbent External Directors may be amended at the time the company appoints an additional External Director, provided that the New Compensation Package is improved in comparison to the Current Compensation Package (as defined hereunder) such incumbent External Directors are entitled to. Proposal 6 hereunder contains a proposal to the shareholders of the Company to approve the New Compensation Package to the incumbent directors and External Directors of the Company.  In such case that the shareholders do not approve Proposal 6 hereunder, Mr. Shalgi will be granted the Current Compensation Package.

The current compensation package includes an annual cash compensation of US $ 18,000, plus VAT, if applicable, reimbursement of expenses incurred by such director or External Director in connection with participation in meetings of the Board of Directors and committees thereof, subject to the limitations of Israeli law and in accordance with the Company’s expense reimbursement policy, an initial grant of  30,000 options to purchase Ordinary Shares of the Company (the “Options”) and automatic subsequent annual grants of 7,500 Options (the “Current Compensation Package”).

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It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Mr. Menahem Shalgi be elected to the Board of Directors to serve as an External Director for a term of three (3) years in accordance with the Companies Law; and

FURTHER RESOLVED, to approve the New Compensation Package (subject to approval of Proposals 3 and 4 and the approval of the ITA) for Mr. Menahem Shalgi, effective as of the date of the Meeting, and in case Proposal 6 hereunder is not approved, to approve the Current Compensation Package to Mr. Shalgi.”

PROPOSAL 6 - APPROVAL OF THE REPLACEMENT OF THE COMPENSATION
PACKAGE OF INCUMBENT DIRECTORS INCLUDING EXTERNAL DIRECTORS

It is proposed that the shareholders approve replacement of the Current Compensation Package with the New Compensation Package to the incumbent directors of the Company, who are not employees or consultants of the Company, including the incumbent External Directors so that the compensation to all directors of the Company who are not employees or consultants of the Company, will be identical effective as of the Meeting.

In the event that the shareholders approve the grant of the New Compensation Package to the incumbent directors and External Directors, all unvested Options granted to such incumbent External Directors (30,000 Options of Mr. Shai Beilis and Ms. Nira Dror) and all unvested Options granted to the other non-executive directors (30,000 Options of Mr. Shlomo Nass and 7,500 Options of Mr. Roni A. Einav and Mr. Gil Weiser) at the previous annual general meetings will be cancelled.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Current Compensation Package of incumbent directors and External Directors of the Company (namely, Mr. Shai Beilis, Ms. Nira Dror, Mr. Roni A. Einav, Mr. Gil Weiser and Mr. Shlomo Nass) will be replaced by the New Compensation Package (subject to approval of Proposals 3 and 4 and the approval of the ITA), with effect as of the Meeting; and

FURTHER RESOLVED, that all the unvested Options granted to the incumbent External Directors (namely, Mr. Shai Beilis and Ms. Nira Dror) and all unvested Options granted to the other non-executive directors (namely Mr. Roni A. Einav, Mr. Gil Weiser and Mr. Shlomo Nass) at the previous annual general meetings be cancelled effective as of the Meeting. The shareholders confirm that the resolutions are not detrimental to the Company’s interests.”

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PROPOSAL 7 – PROPOSAL TO APPROVE THE GRANT OF OPTIONS
TO DR. MOSHE BENBASSAT

Under the Companies Law, the terms of compensation to Directors of the Company, including the grant of Options, whether in their capacity as Directors or otherwise, requires shareholder approval.  It is proposed that the shareholders approve the recommendation of the Company’s Compensation Committee, Audit Committee and the Board of Directors to grant Options to Dr. Moshe BenBassat.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of Options to Dr. Moshe BenBassat (or a consulting company through which he provides services the Company) to purchase 100,000 Ordinary Shares according to the USA Option Plan, at an exercise price equal to the closing sale price of the Company’s Ordinary Shares on the trading day immediately preceding the Meeting.  The Options will vest as follows: 25% on the first anniversary date of the Options grant and 1/48 at the end of each month thereafter.  The Options will expire seven years from the date of grant. The shareholders confirm that this resolution is not detrimental to the Company’s interests.”

PROPOSAL 8 — RATIFICATION AND APPROVAL OF THE APPOINTMENT OF
DR. MOSHE BENBASSAT AS BOTH CHAIRMAN OF THE BOARD OF DIRECTORS
AND CHIEF EXECUTIVE OFFICER

Under the Companies Law, the chief executive officer in a publicly traded company may not serve as chairman of the board of directors, and the powers of the chief executive officer may not be vested in the chairman of the board of directors, unless the shareholders of the company resolve in a general meeting, with respect to a period of not more than three years following such resolution, that the chairman of the board is authorized to hold the position of chief executive officer or exercise its powers.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Dr. Moshe BenBassat is authorized to serve in the position of the Chairman of the Board of Directors and Chief Executive Officer of the Company for a period of three years from the Meeting.”

PROPOSAL 9 – APPROVAL OF MANAGEMENT AND CONSULTING
AGREEMENTS THROUGH WHICH DR. MOSHE BENBASSAT WILL PROVIDE
SERVICES TO THE COMPANY AND ITS SUBSIDIARIES

The Company’s most recent annual general meeting of shareholders held on July 23, 2009 the Company’s shareholders authorized and empowered the Company’s Audit Committee and Board of Directors to structure the mechanisms and vehicles of paying Dr. BenBassat's compensation as its CEO (including the possibility of a services provider directly or through a company owned by him, as opposed to an employee arrangement) and to approve any required agreement(s) relating thereto.  The following summarizes the proposed new structure:

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Structure: Dr. BenBassat ("Dr. BenBassat" or the "Consultant") will provide management and consulting services (as more fully described below) as a consultant and not an employee.

There will be two agreements: one agreement will be between the Company and an Israeli company substantially all of whose shares are owned by the Consultant, his wife and family members, for services provided to the Company (The “Israeli Agreement”) and a second agreement between ClickSoftware Europe Limited, the Company's UK subsidiary and a Cypriot company owned by Dr. BenBassat and his wife, for services provided to non-Israeli subsidiaries of the Company (the “EU Agreement” and jointly with the Israeli Agreement, the “Agreements”). The percentage of time devoted to provide services to each entity will be determined on an as-needed basis.

Scope and Services: The Consultant through the relevant company (each, a "Consulting Company") will provide management and consulting services to Company and affiliates and will act as the Chairman and CEO of the Company. These services will be provided exclusively by the Consultant on behalf of the Consulting Company. The Consultant shall devote sufficient time, as needed, to provide consulting services to the business and affairs of the Company and its subsidiaries.

Non-Employee Status: No employer-employee relationship will exist between the Company and its affiliates and the relevant Consulting Company or Consultant and the Consulting Company and the Consultant have undertaken to indemnify the Company and its subsidiaries for any payment and expense actually paid or required to be paid by the Company in connection with any decision to the contrary to the fullest extent permitted by law, up to the amounts actually received by the Consultant Company pursuant to this Agreement, plus reasonable legal expenses relating to any claim.

Term and Termination: The Agreements will be effective as of January 1, 2010 until terminated by a party thereof. Each Agreement may be terminated by a party thereto at any time by providing 90 days’ prior written notice to the other party. In case of Cause (as defined in the Agreements), the Agreements may be terminated without prior notice.

Compensation: The aggregate monthly consulting fee payable under both Agreements is US $ 37,500, plus VAT, if applicable (the "Monthly Fee"). The Monthly Fee is all inclusive (e.g. it includes the cost of all medical insurance, severance pay, company car and all other fringe benefits customarily paid under employment agreements with senior executives) and represents the total cost to the Company and its affiliates and no other compensation is payable to the Consulting Companies and the Consultant except for the performance bonus and reimbursement of expenses mentioned below. For reference, the monthly base salary (excluding benefits) of Dr. BenBassat when he was employed under the employment agreement dated January 1, 2004, as amended (the “Employment Agreement”) was $25,000, and thus the gross up for the “all inclusive” arrangement is 50%.

Performance Bonus: In addition to the Monthly Fee, the Consulting Company may earn an annual performance bonus which will not exceed 133% of the aggregate Monthly Fee paid during the relevant calendar year (the “Bonus”). The amount of the Bonus and the determination of the target milestones upon which the Bonus will be based will both be set by the Company's Compensation Committee after consultation with the Consulting Company. The Bonus may be reviewed annually by the Company's Compensation Committee for possible changes in light of Consulting Company’s performance, subject to required corporate approvals.

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Reimbursement of Expenses: The Company will reimburse the Consulting Company for (i) reasonable travel, entertainment or other expenses, (ii) professional literature, magazines, conferences and events, and (iii) communication expenses (including internet and landline for the Consultant's office and mobile phone) incurred by the Consultant in the furtherance of or in connection with the provision of the Consulting Services, provided they have been incurred in accordance with the Company's expense reimbursement policy as in effect from time to time, and subject to invoices submitted by the Consulting Company to the Company.

Vacation: The Consultant is entitled to up to 26 vacation days per year. The amount of unutilized vacation days can be accumulated for a period of three (3) years.

Change of Control Benefits: In the event of a “Change of Control” (as defined in the Agreement with the Company) of the Company that occurs prior to the termination of the Agreements, all Options to purchase the Company’s Ordinary Shares held by the Consultant and/or the Consultant Companies will have their vesting accelerated so as to become 100% vested.  Thereafter, the Options will continue to be subject to the terms, definitions and provisions of the Company’s share option plan pursuant to which the Options were granted, and the option agreements pursuant to which the Options were granted.

Continuing payments in case of termination and severance: If a Consulting Company’s engagement with the Company terminates other than for "Cause" (as defined in the Agreements), and the applicable Consulting Company complies with its confidentiality, non-compete and non solicitation undertakings under the applicable Agreement, then the Consulting Company shall be entitled to receive continuing payments of its portion of the Monthly Fee (less applicable withholding taxes, if any), as then in effect, for a period of twelve (12) months from the date of such termination.  The equivalent provision of the Employment Agreement regarding 12 months severance payment has been incorporated into the Agreements.

Confidentiality and Non-compete: The Agreements contain provisions regarding confidentiality of Company information, ownership of inventions, as well as a twelve-month non-compete and non-solicitation undertaking of the Consultant.

Governing Law: The agreement with the UK company will be governed by English law and the agreement with the Company will be governed by Israeli law.

Taxes: The Consulting Company and the Consultant will be solely responsible for paying all taxes and other compulsory payments with respect to the fees payable in accordance with the agreement and the Company and its subsidiaries will withhold all taxes if and to the extent required (on the basis of legal and tax advice from its advisors).

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the Management and Consulting Agreements through which Dr. BenBassat will provide services to the Company and in subsidiaries, substantially in the form presented to the shareholders of the Company and attached hereto as Appendix B are hereby approved; and

FURTHER RESOLVED that the Board of Directors of the Company is authorized, upon the recommendation of the Company's Compensation Committee, to change the monthly fee payable to the consulting companies through which Dr. BenBassat provides services to the Company by an amount not exceeding ten percent (10%) in any calendar year. The shareholders confirm that the above resolutions are not detrimental to the Company’s interests.”

12

PROPOSAL 10 – TO CONVERT THE COMPANY’S NON-VOTING
ORDINARY SHARES INTO ORDINARY SHARES

The Company currently has 3,000,000 authorized Non-Voting Ordinary Shares of NIS 0.02 nominal value each ("Non-Voting Ordinary Shares"). In the past, the Company had issued Non-Voting Ordinary Shares under certain of its employee share Incentive Plans.  All such shares have been converted into Ordinary Shares. Consequently, as of today, all of the issued and outstanding shares of the Company are Ordinary Shares of a single class.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that all Non-Voting Ordinary Shares in the registered but unissued share capital of the Company are hereby converted into Ordinary Shares on a one-for-one basis and the Company's AOA shall be amended accordingly such that the number of registered Ordinary Shares in the share capital of the Company shall be 100,000,000 Ordinary Shares”.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting.  However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,

Dr. Moshe BenBassat
Chairman of the Board of Directors and
Chief Executive Officer

Petach Tikva, Israel
June 2, 2010

13

~~ANNEX A~~

CLICKSOFTWARE TECHNOLOGIES LTD.

THE 2003 ISRAELI SHARE ~~OPTION~~
INCENTIVE PLAN

(*In compliance with Amendment No. 132 of the Israeli Tax Ordinance, 2002)

[Amended and Restated as of July 15, 2010]

TABLE OF CONTENTS

1. PURPOSE OF THE ~~ISOP~~ISIP	3

2. DEFINITIONS	3

3. ADMINISTRATION OF THE ~~ISOP~~ISIP	6

4. DESIGNATION OF PARTICIPANTS	8

5. DESIGNATION OF OPTIONS PURSUANT TO SECTION 102	8

6. TRUSTEE	9

7. SHARES AVAILABLE FOR ISSUANCE UNDER THE ~~ISOP~~ISIP	10

8. EXERCISE PRICE	11

9. ADJUSTMENTS	11

10. TERM AND EXERCISE OF OPTIONS	13

11. VESTING OF OPTIONS	14

12. PURCHASE FOR INVESTMENT	14

13. DIVIDENDS	15

14. RESTRICTED SHARE UNITS	15

15. RESTRICTIONS ON ASSIGNABILITY AND SALE OF OPTIONS	15

~~15~~16. EFFECTIVE DATE AND DURATION OF THE ~~ISOP~~ISIP	16

~~16~~17. AMENDMENTS OR TERMINATION	16

~~17~~18. GOVERNMENT REGULATIONS	16

~~18~~19. CONTINUANCE OF EMPLOYMENT	16

~~19~~20. GOVERNING LAW & JURISDICTION	16

~~20~~21. TAX CONSEQUENCES	17

~~21~~22. NON-EXCLUSIVITY OF THE ~~ISOP~~ISIP	17

~~22~~23. MULTIPLE AGREEMENTS	17

This plan, as amended from time to time, shall be known as the ClickSoftware Technologies Ltd 2003 Israeli Share ~~Option~~ Incentive Plan (the “~~ISOP~~ISIP”).

1.	PURPOSE OF THE ~~ISOP~~ISIP

The ~~ISOP~~ISIP is intended to provide an incentive to retain in the employ of the Company and its Affiliates (as defined below) persons of training, experience, and ability; to attract new employees, directors, consultants, service providers and any other entity which the Board shall decide their services are considered valuable to the Company; to encourage the sense of proprietorship of such persons; and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company, pursuant to the ~~ISOP~~ISIP.

2.	DEFINITIONS

For purposes of the ~~ISOP~~ISIP and related documents, including the Option Agreement, the following definitions shall apply:

2.1	“Affiliate” means any “employing company” within the meaning of Section 102(a) of the Ordinance.

2.2	“Approved 102 Option” means an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Optionee.

2.3	“Board” means the Board of Directors of the Company.

2.4	“Capital Gain Option (CGO)” as defined in Section 5.4 below.

2.5
“Cause” means (i) conviction of any felony involving moral turpitude or adversely affecting the Company or its Affiliates; (ii) embezzlement of funds of the Company or its Affiliates; (iii) any breach of the Optionee’s fiduciary duties or duties of care of the Company or its Affiliates; including without limitation disclosure of confidential information of the Company or its Affiliates; and (iv) any conduct (other than conduct in good faith) reasonably determined by the Board to be materially detrimental to the Company or its Affiliates.

2.6	“Chairman” means the chairman of the Committee.

2.7	“Code” means the United States Internal Revenue Code of 1986, as now in effect or as hereafter amended.

2.8	“Committee” means a share option compensation committee of the Board, designated from time to time by the resolution of the Board.

2.9	“Company” means ClickSoftware Technologies Ltd., an Israeli company.

2.10	“Companies Law” means the Israeli Companies Law 5759-1999.

2.11	“Controlling Shareholder” shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

2.12	“Date of Grant” means the date of grant of an Option, as determined by the Board or authorized Committee and set forth in the Optionee’s Option Agreement.

2.13
Employee” means a person who is employed by the Company or its Affiliates, including an individual who serves as a director or an office holder of the Company or its Affiliates, but excluding a Controlling Shareholder.

2.14	“Exercise Price” means the price for each Share subject to an Option.

2.15	“Expiration Date” means the date upon which an Option shall expire, as set forth in Section 10.2 of the ~~ISOP~~ISIP.

2.16	“Fair Market Value” means as of any date, the value of a Share determined as follows:

(i) If the Shares are listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market system, or the NASDAQ SmallCap Market of the NASDAQ Stock Market, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in the Wall Street Journal, or such other source as the Board deems reliable.

Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the Date of Grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the Date of Grant, the Fair Market Value of a Share at the Date of Grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the Date of Grant or on the thirty (30) trading days following the date of registration for trading, as the case may be; (ii) If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, or

(iii) In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

2.17	"Grantee" means a recipient of an RSU.

2.18	“~~ISOP~~ISIP” means this 2003 Israeli Share ~~Option~~ Incentive Plan.

2.~~18~~19	“ITA” means the Israeli Tax Authorities.

2.~~19~~20	“Non-Employee ” means a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.

2.~~20~~21	“Ordinary Income Option (OIO)” as defined in Section 5.5 below.

2.~~21~~22	“Option” means an option to purchase one or more Shares of the Company pursuant to the ~~ISOP~~ISIP.

2.~~22~~23	“102 Option” means any Option granted to Employees pursuant to Section 102 of the Ordinance.

2.~~23~~24	“3(i) Option” means an Option granted pursuant to Section 3(i) of the Ordinance to any person who is a Non- Employee.

2.~~24~~25	“Optionee” means a person who receives or holds an Option under the ~~ISOP~~ISIP.

2.~~25~~26
“Option Agreement” means the share option agreement between the Company and an Optionee that sets out the terms and conditions of an Option. The Option Agreement is subject to the terms and conditions of this ~~ISOP~~ISIP.

2.~~26~~27	“Ordinance” means the 1961 Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended.

2.~~27~~28
“Option Exchange Program” means a program whereby outstanding Options are surrendered or cancelled in exchange for Options of the same type (which may have a lower exercise price or purchase price), of a different type and/or cash.

2.~~28~~29 "RSU" shall have the meaning defined in Section 14 below.

2.30  Section 102” means section 102 of the Ordinance as now in effect or as hereafter amended.

2.~~29~~31	“Shares” means the ordinary shares, NIS 0.02 par value each, of the Company.

2.~~30~~32	“Successor Company” means any entity the Company is merged into and the Company is not the surviving entity or by which the Company is acquired ~~by, in which the Company is not the surviving entity~~.

2.~~31~~33
“Transaction” means (i) merger, acquisition or reorganization of the Company by or with one or more other entities, in which the Company is not the surviving entity, ~~or~~ (ii) a sale of all or substantially all of the shares (including by way of reverse triangular merger or exchange of shares) or assets of the Company, or (iii) such other transaction that is determined by the Committee to be a transaction having a similar effect.

2.~~32~~34	“Trustee” means any individual appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

2.~~33~~35	“Unapproved 102 Option” means an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

2.~~34~~36	“Vested Option” means any Option, which has already been vested according to the Vesting Dates.

2.~~35~~37
“Vesting Dates” means, as determined by the Board or by the Committee, the date as of which the Optionee shall be entitled to exercise the Options or part of the Options, as set forth in section 11 of the ~~ISOP~~ISIP.

3.	ADMINISTRATION OF THE ~~ISOP~~ISIP

3.1
The Board shall have the power to administer the ~~ISOP~~ISIP either directly or upon the recommendation of the Committee, all as provided by applicable law and in the Company’s Articles of Association. Notwithstanding the above, the Board shall automatically have residual authority: (i) if no Committee shall be constituted; (ii) if such Committee shall cease to operate for any reason; or (iii) with respect to the rights not delegated by the Board to the Committee.

3.2
The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places as the Chairman shall determine. The Committee shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

3.3
The Committee shall have the power to recommend to the Board and the Board shall have the full power and authority to: (i) designate participants; (ii) determine the terms and provisions of the respective Option Agreements, including, but not limited to, the number of Options to be granted to each Optionee, the number of Shares to be covered by each Option, provisions concerning the time and the extent to which the Options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the Fair Market Value of the Shares covered by each Option; (iv) determine the Exercise Price of the Option; (v) make an election as to the type of Approved 102 Option; (vi) designate the type of Options; (vii) to reduce the exercise price of any Option to the then current Fair Market Value if the Fair Market Value of the Shares covered by such Option shall have declined since the date the Option was granted; and (viii) to institute an Option Exchange Program.

The Committee shall have full power and authority to: (i) alter any restrictions and conditions of any Options or Shares subject to any Options (ii) interpret the provisions and supervise the administration of the ~~ISOP~~ISIP; (iii) accelerate the right of an Optionee to exercise in whole or in part, any previously granted Option; (iv) prescribe, amend and rescind rules and regulations relating to the ~~ISOP~~ISIP; and (v) make all other determinations deemed necessary or advisable for the administration of the ~~ISOP~~ISIP.

3.4
Unless otherwise permitted by law, the Committee shall not be entitled to grant Options to the Optionees. However, the Committee will be authorized to issue Shares underlying Options which have been granted by the Board and duly exercised pursuant to the provisions herein in accordance with section 112(a)(5) of the Companies Law.

3.5	The interpretation and construction by the Committee of any provision of the ~~ISOP~~ISIP or of any Option Agreement thereunder shall be final and conclusive unless otherwise determined by the Board.

3.6
Formula ~~Option~~ RSU Grants to Outside Directors. Outside Directors (as defined below) shall be automatically granted ~~Options~~ RSU's each year in accordance with the following provisions, and only to the extent an Director elects to receive an automatic grant of ~~Options~~ RSU's under this plan, and not under section 13 of the Company’s Amended and Restated 2000 Share Option Plan.

(a)
All ~~Options~~ RSU's granted pursuant to this Section shall, to the fullest extent applicable, be granted in accordance with 102 ~~Options~~ of the Ordinance and, except as otherwise provided herein, shall be subject to the other terms and conditions of the ~~ISOP~~ISIP.

(b)
Each Outside Director including Outside Directors who are designated as "External Directors" in accordance with the Companies Law, who is appointed as a director of the Company, ~~after~~at or after the Company's 2010 annual general meeting~~January 1, 2003~~, ~~and except for Outside Directors who are designated as external directors in accordance with the Companies Law~~, is automatically granted an option to purchase ~~thirty~~ eight thousand (~~30~~8,000) ~~shares~~ RSU's (the "First ~~Option~~Grant"), upon the date such individual first becomes a director, whether through election by the shareholders of the Company or by appointment by the Board in order to fill a vacancy ~~(the “Anniversary Date”); provided, however, that an inside director who ceases to be an inside director but who remains a director shall not receive a First Option~~.

Each Outside Director, including Outside Directors who are designated as ~~e~~External ~~d~~Directors in accordance with the Companies Law, is automatically granted an option to purchase ~~seven~~ eight thousand ~~five hundred~~ (~~7,500~~8,000) ~~shares~~RSU's (the "Subsequent ~~Option~~Grant") following each annual meeting of the shareholders of the Company, beginning with the 2010annual general meeting ~~with respect to 2002 and 2003~~, if on such date he or she shall have served on the Board for at least the preceding six (6) months.

(c)       The terms of ~~each First Option~~each RSU granted pursuant to this Section shall be as follows:

(i)	the term of the ~~First Option~~ RSU shall be ~~ten~~ seven (~~10~~7) years~~.~~;

(ii)	the exercise price per ~~Share~~ RSU shall be ~~100% of the Fair Market Value per Share on the date of grant of the First Option~~equal to the nominal value of each Share underlying the RSU~~.~~;

(iii)	the First~~Option~~ Grant shall vest on the first anniversary of the date of grant, provided that the Grantee continues to serve as a director on such date; and

(iv)
each Subsequent Grant shall vest ~~as to 25% of the Shares subject to the First Option on each anniversary~~in twelve (12) equal monthly installments as of its date of grant , provided that the ~~Optionee~~ Grantee continues to serve as a director on such date.

~~(d)~~	~~The terms of each Subsequent Option granted pursuant to this Section shall be as follows:~~

~~(i)~~	~~the term of the Subsequent Option shall be ten (10) years.~~

~~(ii)~~	~~the exercise price per Share shall be 100% of the Fair Market Value per Share on the date of grant of the Subsequent Option.~~

~~(iii)~~
~~the Subsequent Option shall vest as to 100% of the Shares subject to the Subsequent Option on the anniversary of its date of grant provided that the Optionee continues to serve as a director on such date.~~

For the purpose of this Section 3.6 an “Outside Director” shall mean the Company’s external directors and all other directors other than employees or consultants of the ~~c~~Company or any subsidiary.

4.	DESIGNATION OF PARTICIPANTS

4.1
The persons eligible for participation in the ~~ISOP~~ISIP as Optionees shall include any Employees and Non-Employees of the Company or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Options; (ii) Non-Employees may only be granted 3(i) Options; and (iii) Controlling Shareholders may only be granted 3(i) Options.

4.2
The grant of an Option hereunder shall neither entitle the Optionee to participate nor disqualify the Optionee from participating in, any other grant of Options pursuant to the ~~ISOP~~ISIP or any other option or share plan of the Company or any of its Affiliates.

4.3
Anything in the ~~ISOP~~ISIP to the contrary notwithstanding, all grants of Options to directors and office holders shall be authorized and implemented in accordance with the provisions of the Companies Law or any successor act or regulation, as in effect from time to time.

5.	DESIGNATION OF OPTIONS PURSUANT TO SECTION 102

5.1	The Company may designate Options granted to Employees pursuant to Section 102 as Unapproved 102 Options or Approved 102 Options.

5.2	The grant of Approved 102 Options shall be conditioned upon the approval of this ~~ISOP~~ISIP by the ITA as required by Section 102.

5.3	Approved 102 Options may either be classified as Capital Gain Options (“CGOs”) or Ordinary Income Options (“OIOs”).

5.4	Approved 102 Options elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) shall be referred to herein as CGOs.

5.5
Approved 102 Options elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) shall be referred to herein as OIOs.

5.6
The Company’s election to designate Approved 102 Options as CGOs or OIOs (the “Election”), shall be appropriately filed with the ITA before the Date of Grant of an Approved 102 Option. Such Election shall become effective beginning the first Date of Grant of an Approved 102 Option under this ~~ISOP~~ISIP and shall remain in effect until the end of the year following the year during which the Company first granted Approved 102 Options. The Election shall obligate the Company to grant only the type of Approved 102 Option it has elected, and shall apply to all Optionees who were granted Approved 102 Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Options simultaneously.

5.7	All Approved 102 Options must be held in trust by a Trustee, as described in Section 6 below.

5.8	The designation of Unapproved 102 Options and Approved 102 Options shall be subject to the terms and conditions set forth in Section 102 of the Ordinance and the regulations promulgated thereunder.

5.9
With regards to Approved 102 Options, the provisions of the ~~ISOP~~ISIP and the Option Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit, and the said provisions and permit shall be deemed an integral part of the ~~ISOP~~ISIP and of the Option Agreement. Any provision of Section 102 or the said permit which is necessary in order to receive or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the ~~ISOP~~ISIP or the Option Agreement, shall be considered binding upon the Company and the Optionees.

6.	TRUSTEE

6.1
Approved 102 Options which shall be granted under the ~~ISOP~~ISIP, Shares allocated or issued upon exercise of such Approved 102 Options, and any rights distributed with respect to Approved 102 Options or such Shares, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Optionees for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the “Holding Period”). In the case the requirements for Approved 102 Options are not met, then the Approved 102 Options may be treated as Unapproved 102 Options, all in accordance with the provisions of Section 102 and regulations promulgated thereunder.

6.2
Notwithstanding anything to the contrary, the Trustee shall not release any Shares allocated or issued upon exercise of Approved 102 Options prior to the full payment of the Optionee’s tax liabilities arising from Approved 102 Options which were granted to him and any Shares allocated or issued upon exercise of such Options.

6.3
With respect to any Approved 102 Option, subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, an Optionee shall not be entitled to sell or release from trust any Share received upon the exercise of an Approved 102 Option or any share received subsequently following any realization of any rights distributed, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102 of the Ordinance. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Optionee.

6.4
Upon receipt of Approved 102 Option, the Optionee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the ~~ISOP~~ISIP, or any Approved 102 Option or Share granted to him thereunder.

7.	SHARES AVAILABLE FOR ISSUANCE UNDER THE~~ISOP~~ISIP; RESTRICTION THEREON

7.1
The maximum aggregate number of Shares that may be subject to option and sold under the ~~ISOP~~ISIP and the Company’s Amended and Restated 2000 Share Option Plan (the “2000 Plan” and, together, the “Equity Plans”), is 3,000,000 Shares (the “Common Reserve”), subject to (a) adjustment as set forth in Section 9 below and (b) increase pursuant to Section 3 of the 2000 Plan.  To the extent options or other awards covering Shares have been or are issued under any Equity Plan, the Common Reserve shall be appropriately reduced by the number of Shares subject to such awards.  The Shares may be authorized but unissued, or reacquired.  The number of Shares that are subject to Options or other rights outstanding at any time under the ~~ISOP~~ISIP shall not exceed the number of Shares that then remain available for issuance under the Equity Plans.  The Company, during the term of the ~~ISOP~~ISIP, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the ~~ISOP~~ISIP.

7.2
In the event that any outstanding Option or other right for any reason expires or is canceled or otherwise terminated, the Shares allocable to the unexercised portion of such Option or other right shall again be available for the purposes of the Equity Plans (unless any such Equity Plan has terminated) and shall be added back to the Common Reserve.  In the event that Shares issued under the ~~ISOP~~ISIP are reacquired by the Company pursuant to any forfeiture provision, right of repurchase or right of first refusal, such Shares shall again be available for the purposes of the Equity Plans and shall be returned to the Common Reserve, except that the aggregate number of Shares which may be issued upon the exercise of Options shall in no event exceed 3,000,000 (subject to adjustment pursuant to Section 9 below and Section 3 of the 2000 Plan).

7.3
Each Option granted pursuant to the ~~ISOP~~ISIP shall be evidenced by a written Option Agreement between the Company and the Optionee, in such form as the Board or the Committee shall from time to time approve. Each Option Agreement shall state, among other matters, the number of Shares to which the Option relates, the type of Option granted thereunder (whether a CGO, OIO, Unapproved 102 Option or a 3(i) Option), the Vesting Dates, the Exercise Price per Share, the Expiration Date and such other terms and conditions as the Committee or the Board in its discretion may prescribe, provided that they are consistent with this ~~ISOP~~ISIP.

8.	EXERCISE PRICE

8.1
The Exercise Price of each Share subject to an Option shall be determined by the Board in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Committee from time to time. Each Option Agreement will contain the Exercise Price determined for each Optionee.

8.2	The Exercise Price shall be payable upon the exercise of an Option in the following acceptable forms of payment:

(i)	cash, check or wire transfer;

(ii)
or at the discretion of the Board, through delivery of Shares (including other Shares subject to the Options being exercised) having a Fair Market Value equal as of the date of exercise to the Exercise Price of the Shares purchased and acquired upon exercise of the Option, or through a different form of cashless exercise program through a third party broker as approved by the Board;

(iii)	at the discretion of the Board, any combination of the methods of payment permitted by any paragraph of this Section 8.2.

8.3
The Exercise Price shall be denominated in the currency of the primary economic environment of either the Company or the Optionee (that is, the functional currency of the Company or the currency in which the Optionee is paid) as determined by the Company.

9.	ADJUSTMENTS

Upon the occurrence of any of the following described events, Optionee's rights to purchase Shares under the ~~ISOP~~ISIP shall be adjusted as hereafter provided:

9.1
In the event of a Transaction, the unexercised Options then outstanding under the ~~ISOP~~ISIP shall be assumed or substituted for options to purchase an appropriate number of shares of each class of shares or other securities of the Successor Company (or a parent or subsidiary of the Successor Company) as were distributed to the shareholders of the Company in connection and with respect to the Transaction. In the case of such assumption or substitution of Options, appropriate adjustments shall be made to the Exercise Price and the number of Options, so as to reflect such action and the vesting schedule and Expiration Date set forth in the Option Agreements shall remain unchanged unless otherwise determined by the Committee or the Board, in their sole discretion.

9.2
In the event that the Successor Company (or parent or subsidiary of the Successor Company) refuses to assume or substitute for the Options, the holders of unexercised Options shall fully vest in and have the right to exercise the Options as to all of the optioned Shares, including Shares as to which it would not otherwise be vested or exercisable.  If an Option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a Transaction, the Company shall notify the Optionee in writing or electronically that the Option shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the Option shall terminate upon the expiration of such period.

With respect to Options granted to an Outside Director pursuant to Section 3.6 that are assumed or substituted for, if following such assumption or substitution the Optionee's status as a director of the Company or a director of the Successor Company, as applicable, is terminated other than upon a voluntary resignation by the Optionee, then the Optionee shall fully vest in and have the right to exercise the Option as to all of the optioned Shares, including Shares as to which it would not otherwise be vested or exercisable.

9.3
For the purposes of section 9.1 above, an Option shall be considered assumed or substituted if, following the Transaction, the Option confers the right to purchase or receive, for each Share underlying an Option immediately prior to the Transaction, the consideration (whether shares, options, cash, or other securities or property) received in the Transaction by holders of shares held on the effective date of the Transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the Transaction is not solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary, the Committee may, with the consent of the Successor Company, provide for the consideration to be received upon the exercise of the Option to be solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary equal in Fair Market Value to the per Share consideration received by holders of a majority of the outstanding shares in the Transaction; and provided further that the Committee may determine, in its discretion, that in lieu of such assumption or substitution of Options for options of the Successor Company or its parent or subsidiary, such Options will be substituted for any other type of asset or property including cash which is fair under the circumstances.

9.4
In the event of the proposed dissolution or liquidation of the Company, the Company shall notify each holder of unexercised Options as soon as practicable prior to the effective date of such proposed transaction.  The Company in its discretion may provide for a holder of unexercised Options to have the right to exercise his or her Option until fifteen (15) days prior to such transaction as to all of the optioned Shares, including Shares as to which the Option would not otherwise be exercisable.  To the extent it has not been previously exercised, an Option will terminate immediately prior to the consummation of such proposed action.

9.5
If the outstanding shares of the Company shall at any time be changed or exchanged by declaration of a share dividend (bonus shares), share split, combination or exchange of shares, recapitalization, or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of the Shares subject to the ~~ISOP~~ISIP or subject to any Options therefore granted, and the Exercise Price, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate Exercise Price, provided, however, that no adjustment shall be made by reason of the distribution of subscription rights (rights offering) on outstanding shares. Upon happening of any of the foregoing, the class and aggregate number of Shares issuable pursuant to the ~~ISOP~~ISIP (as set forth in Section 7 hereof), in respect of which Options have not yet been exercised, shall be appropriately adjusted, all as will be determined by the Board whose determination shall be final.

10.	TERM AND EXERCISE OF OPTIONS

10.1
Options shall be exercised by the Optionee by giving written notice to the Company and to any third party designated by the Company (the “Representative”), in such form and method as may be determined by the Company and when applicable, by the Trustee in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the payment of the Exercise Price at the Company’s or the Representative’s principal office. The notice shall specify the number of Shares with respect to which the Option is being exercised.

10.2
Options, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the Option Agreement; and (ii) the expiration of any extended period in any of the events set forth in section 10.4 below.

10.3
The Options may be exercised by the Optionee in whole at any time or in part from time to time, to the extent that the Options become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions of section 10.4 below, the Optionee is employed by or providing services to the Company or any of its Affiliates, at all times during the period beginning with the granting of the Option and ending upon the date of exercise.

10.4
Unless otherwise determined in the Optionee’s Option Agreement, all Options shall terminate upon termination of employment or service by an Optionee with the Company or its Affiliates.  Notwithstanding the foregoing, an Option may be exercised after the date of termination of Optionee's employment or service with the Company or any Affiliates for an additional period of time beyond the date of such termination, but only with respect to the number of Vested Options at the time of such termination, if:

(i)	termination is without Cause, in which event any Vested Option still in force and unexpired may be exercised within a period of ninety (90) days after the date of such termination; or-

(ii)
termination is the result of death or disability of the Optionee, in which event any Vested Option still in force and unexpired may be exercised within a period of twelve (12) months after the date of such termination; or -

(iii)
prior to the date of such termination, the Committee shall authorize an extension of the terms of all or part of the Vested Options beyond the date of such termination for a period not to exceed the period during which the Options by their terms would otherwise have been exercisable.

For avoidance of any doubt, if termination of employment or service is for Cause, any outstanding unexercised Option (whether vested or non-vested), will immediately expire and terminate, and the Optionee shall not have any right in connection to such outstanding Options.

10.5
Optionees shall not have any of the rights or privileges of shareholders of the Company in respect of any Shares purchasable upon the exercise of any Option, nor shall they be deemed to be a class of shareholders or creditors of the Company for purpose of the operation of sections 350 and 351 of the Companies Law or any successor to such section, until registration of the Optionee as holder of such Shares in the Company’s register of shareholders upon exercise of the Option in accordance with the provisions of the ~~ISOP~~ISIP, but in case of Options and Shares held by the Trustee, subject to the provisions of Section 6 of the ~~ISOP~~ISIP.

10.7	Any form of Option Agreement authorized by the ~~ISOP~~ISIP may contain such other provisions as the Committee may, from time to time, deem advisable.

10.8
With respect to Unapproved 102 Options, if the Optionee ceases to be employed by the Company or any Affiliate, the Optionee shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

11.	VESTING OF OPTIONS

11.1
Subject to the provisions of the ~~ISOP~~ISIP, each Option shall vest following the Vesting Dates and for the number of Shares as shall be provided in the Option Agreement. However, no Option shall be exercisable after the Expiration Date.

11.2	Unless the Committee provides otherwise, vesting of Options granted hereunder shall be tolled during any unpaid leave of absence.

11.3	An Option may be subject to such other terms and conditions on the time or times when it may be exercised, as the Committee may deem appropriate. The vesting provisions of individual Options may vary.

12.	PURCHASE FOR INVESTMENT

The Company’s obligation to issue or allocate Shares upon exercise of an Option granted under the ~~ISOP~~ISIP is expressly conditioned upon: (a) the Company’s completion of any registration or other qualifications of such Shares under all applicable laws, rules and regulations or (b) representations and undertakings by the Optionee (or his legal representative, heir or legatee, in the event of the Optionee’s death) to assure that the sale of the Shares complies with any registration exemption requirements which the Company in its sole discretion shall deem necessary or advisable. Such required representations and undertakings may include representations and agreements that such Optionee (or his legal representative, heir, or legatee): (a) is purchasing such Shares for investment and not with any present intention of selling or otherwise disposing thereof; and (b) agrees to have placed upon the face and reverse of any certificates evidencing such Shares a legend setting forth (i) any representations and undertakings which such Optionee has given to the Company or a reference thereto and (ii) that, prior to effecting any sale or other disposition of any such Shares, the Optionee must furnish to the Company an opinion of counsel, satisfactory to the Company, that such sale or disposition will not violate the applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Optionee.

13.	DIVIDENDS

With respect to all Shares (but excluding, for avoidance of any doubt, any unexercised Options) allocated or issued upon the exercise of Options purchased by the Optionee and held by the Optionee or by the Trustee, as the case may be, the Optionee shall be entitled to receive dividends in accordance with the quantity of such Shares, subject to the provisions of the Company’s Articles of Association (and all amendments thereto) and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102.

14.	RESTRICTED SHARE UNITS.

A Restricted Share Unit (an “RSU”) is a right granted to a Grantee under this Plan covering a number of Shares that is settled by issuance of those Shares. An RSU may be awarded to any eligible Grantee, including under Section 102 of the Ordinance.  Each grant of RSUs under the Plan shall be evidenced by a written agreement between the Company and the Grantee (the “Restricted Share Unit Agreement”), in such form as the Committee shall from time to time approve. Such RSUs shall be subject to all applicable terms of the Plan, mutatis mutandis, and may be subject to any other terms that are not inconsistent with the Plan as determined by the Committee. The provisions of the various Restricted Share Unit Agreements entered into under the Plan need not be identical. RSUs may be granted in consideration of a reduction in the recipient’s other compensation.

Other than the par value of the Shares, no payment of cash shall be required as consideration for RSUs. RSUs may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Share Unit Agreement.

Without limitation of Section 13 above, no voting or dividend rights as a shareholder shall exist prior to the actual issuance of Shares in the name of the Grantee.  Notwithstanding anything else in this Plan (as may be amended from time to time) to the contrary, unless otherwise specified by the Committee, each RSU shall be for a term of seven (7) years. Each Restricted Share Unit Agreement shall specify its term and any conditions on the time or times for settlement, and provide for expiration prior to the end of its term in the event of termination of employment or service providing to the Company, and may provide for earlier settlement in the event of the Grantee’s death, Disability or other events.

Settlement of vested RSUs shall be made in the form of Shares. Distribution to a Grantee of an amount (or amounts) from settlement of vested RSUs can be deferred to a date after settlement as determined by the Committee and subject to any additional required corporate approvals. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents. Until the grant of RSUs is settled, the number of such RSUs shall be subject to adjustment pursuant hereto.

15.	RESTRICTIONS ON ASSIGNABILITY AND SALE OF OPTIONS

~~14~~15.1
No Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the ~~ISOP~~ISIP, and during the lifetime of the Optionee each and all of such Optionee's rights to purchase Shares hereunder shall be exercisable only by the Optionee.

Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

~~14~~15.2
As long as Options and/or Shares are held by the Trustee on behalf of the Optionee, all rights of the Optionee over the Shares are personal, can not be transferred, assigned, pledged or mortgaged, other than by will or pursuant to the laws of descent and distribution.

~~15~~16.     EFFECTIVE DATE AND DURATION OF THE ~~ISOP~~ISIP

The ~~ISOP~~ISIP shall be effective as of the day it was adopted by the Board and shall terminate at the end of ten (10) years from such day of adoption. Notwithstanding the foregoing, in the event that approval of the ~~ISOP~~ISIP by the shareholders of the Company is required under applicable law, in connection with the application of certain tax treatment or pursuant to applicable stock exchange rules or regulations, such approval shall be obtained within the time required under the applicable law.

~~16~~17.     AMENDMENTS OR TERMINATION

The Board may at any time, but when applicable, after consultation with the Trustee, amend, alter, suspend or terminate the ~~ISOP~~ISIP.  No amendment, alteration, suspension or termination of the ~~ISOP~~ISIP shall impair the rights of any Optionee with respect to Options already granted, unless mutually agreed otherwise between the Optionee and the Company, which agreement must be in writing and signed by the Optionee and the Company. Termination of the ~~ISOP~~ISIP shall not affect the Committee’s ability to exercise the powers granted to it hereunder with respect to Options granted under the ~~ISOP~~ISIP prior to the date of such termination.

~~17~~18.     GOVERNMENT REGULATIONS

The ~~ISOP~~ISIP, and the granting and exercise of Options hereunder, and the obligation of the Company to sell and deliver Shares under such Options, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Optionee, including the registration of the Shares under the United States Securities Act of 1933, and the Ordinance and to such approvals by any governmental agencies or national securities exchanges as may be required. Nothing herein shall be deemed to require the Company to register the Shares under the securities laws of any jurisdiction.

~~18~~19.     CONTINUANCE OF EMPLOYMENT OR HIRED SERVICES

Neither the ~~ISOP~~ISIP nor the Option Agreement with the Optionee shall impose any obligation on the Company or an Affiliate thereof, to continue any Optionee in its employ or service, and nothing in the ~~ISOP~~ISIP or in any Option granted pursuant thereto shall confer upon any Optionee any right to continue in the employ or service of the Company or an Affiliate thereof or restrict the right of the Company or an Affiliate thereof to terminate such employment or service at any time.

~~19~~20.     GOVERNING LAW & JURISDICTION

The ~~ISOP~~ISIP shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to the ~~ISOP~~ISIP.

~~20~~21.     TAX CONSEQUENCES

~~201~~21.1
Any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Company or its Affiliates, the Trustee or the Optionee), hereunder, shall be borne solely by the Optionee. The Company or its Affiliates or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee shall indemnify the Company or its Affiliates or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

~~202~~21.2	The Company and/or, when applicable, the Trustee shall not be required to release any Share certificate to an Optionee until all required payments have been fully made.

~~203~~21.3
Until all taxes have been paid in accordance with the Section 102 Rules, Options and/or underlying Shares may not be sold, transferred, assigned, pledged, encumbered, or otherwise willfully hypothecated or disposed of, and no power of attorney or deed of transfer, whether for immediate or future use may be validly given. Notwithstanding the foregoing, the Options and/or underlying Shares may be validly transferred in a transfer made by will or laws of descent, provided that the transferee thereof shall be subject to the provisions of Section 102 and the Section 102 Rules as would have been applicable to the deceased Participant were he or she to have survived.

~~21~~22.     NON-EXCLUSIVITY OF THE ~~ISOP~~ISIP

The adoption of the ~~ISOP~~ISIP by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Options otherwise than under the ~~ISOP~~ISIP, and such arrangements may be either applicable generally or only in specific cases.

For the avoidance of doubt, prior grant of options to Optionees of the Company under their employment agreements, and not in the framework of any previous option plan, shall not be deemed an approved incentive arrangement for the purpose of this Section.

~~22~~23.     MULTIPLE AGREEMENTS

The terms of each Option or RSU may differ from other Options or RSU's granted under the ~~ISOP~~ISIP at the same time, or at any other time. The Board may also grant more than one Option or RSU to a given Optionee during the term of the ~~ISOP~~ISIP, either in addition to, or in substitution for, one or more Options or RSU previously granted to that Optionee or Grantee.

*     *     *

CLICKSOFTWARE TECHNOLOGIES LTD.

AMENDED AND RESTATED 2000 SHARE ~~OPTION~~INCENTIVE PLAN

[Amended and Restated as of July 15, 2010]

1.    Purposes of the Plan.  The purposes of this Share Option Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Directors and Consultants and to promote the success of the Company's business.  The Plan is the Company’s primary equity compensation plan and contains a number of sub-plans that relate to rules pertaining to specific non-United States jurisdictions.  ~~Options~~Rights granted under the Plan may be Incentive Stock Options ~~or~~, Nonstatutory Stock Options~~,~~ and Restricted Stock Units (RSU), as determined by the Administrator at the time of grant.

2.    Definitions.  As used herein, the following definitions shall apply:

(a)           "Administrator" means the Board or any of its Committees as shall be administering the Plan, in accordance with Section 4 hereof.

(b)           "Applicable Laws" means the requirements relating to the administration of share option plans under Israeli corporate and securities laws, U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any country or jurisdiction where Options are granted under the Plan.

(c)           "Board" means the Board of Directors of the Company.

(d)           "Code" means the U.S. Internal Revenue Code of 1986, as amended.

(e)           "Committee" means a committee of Directors appointed by the Board in accordance with Section 4 hereof.

(f)           "Company" means ClickSoftware Technologies Ltd., a corporation incorporated under the laws of the State of Israel.

(g)           "Consultant" means any person who is engaged by the Company or any Parent or Subsidiary to render consulting or advisory services to such entity.

(h)           "Director" means a member of the Board of Directors of the Company.

(i)            "Employee" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company.  An Employee shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety days, unless reemployment upon expiration of such leave is guaranteed by statute or contract.  If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, on the 181st day of such leave any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option.  Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(j)            "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(k)           "Fair Market Value" means, as of any date, the value of a Share determined as follows:

(i)      If the Shares are listed on the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, their Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported) as quoted on such system for the last market trading day prior to the time of determination, as reported in Globes, HaAretz or such other source as the Administrator deems reliable;

(ii)     If the Shares are listed on the Tel Aviv Stock Exchange, but are not traded on the Nasdaq National Market or The Nasdaq Small Cap Market, their Fair Market Value shall be the closing sales price for such Shares (or the closing bid if no sales were reported) as quoted on such exchange for the last market trading day prior to the time of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(iii)    If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, their Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, or;

(iv)    In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Administrator, which, in the case of any option award to a U.S. Person, shall comply with the valuation rules in effect under IRC Section 409A for options intended to be exempt from such section.

(l)            "Grantee" means a recipient of an RSU.

(m)          "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(n)           "Inside Director" means a Director who is an Employee.

(o)           "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(p)           "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(q)           "Option" means a share option granted pursuant to the Plan.

(r)            "Option Agreement" means a written or electronic agreement between the Company and an Optionee evidencing the terms and conditions of an individual Option grant.  The Option Agreement is subject to the terms and conditions of the Plan.

(s)           "Optioned Shares" means the Shares subject to an Option.

(t)            "Optionee" means the holder of an outstanding Option granted under the Plan.

(u)           "Outside Director" means a Director who is not an Employee or consultant of the Company or any Subsidiary.

(v)           "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(w)          "Plan" means this 2000 Share Option Plan, as amended from time to time.

(x)           "RSU" shall have the meaning defined in Section 15 below.

(y)           "Service Provider" means an Employee, Director or Consultant.

(z)           "Share" means a share of the Company's Ordinary Shares having a nominal value of 1.00 NIS, as adjusted in accordance with Section 12 below.

(aa)         "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

(bb) “US Person” means  a  U.S. citizen and any resident alien treated as subject to U.S. federal taxation.

3.    Shares Subject to the Plan.  Subject to the provisions of Section 12 of the Plan, the maximum aggregate number of Shares that may be subject to option and sold under the Plan is 3,000,000 Shares, plus an annual increase to be added on the first day of the Company's fiscal year beginning in 2001 equal to the lesser of (i) 5% of outstanding shares on such date, (ii) 1,250,000 Shares, or (iii) a lesser amount determined by the Board.  The Shares may be authorized, but unissued, or reacquired.

If an Option expires or becomes unexercisable without having been exercised in full, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated); provided, however, that Shares that have actually been issued under the Plan shall not be returned to the Plan and shall not become available for future distribution under the Plan.

4.    Administration of the Plan.

(a)           Procedure.

(i)      Multiple Administrative Bodies.  Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii)     Section 162(m).  To the extent that the Administrator determines it to be desirable to qualify Options granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, the Plan shall be administered by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code.

(iii)    Rule 16b-3.  To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder shall be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv)    Other Administration.  Other than as provided above, the Plan shall be administered by (A) the Board or (B) a Committee, which committee shall be constituted to satisfy Applicable Laws.

(b)          Powers of the Administrator.  Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, the Administrator shall have the authority, in its discretion:

(i)      to determine the Fair Market Value;

(ii)     to select the Service Providers to whom Options may from time to time be granted hereunder;

(iii)    to determine the number of Shares to be covered by each such award granted hereunder;

(iv)    to approve forms of agreement for use under the Plan;

(v)     to determine the terms and conditions of any Option granted hereunder;

(vi)    to determine whether and under what circumstances an Option may be settled in cash under subsection 9(e) instead of Shares;

(vii)   to reduce the exercise price of any Option to the then current Fair Market Value (or the nominal value of the Shares, if higher than the Fair Market Value), if the Fair Market Value of the Shares covered by such Option has declined since the date the Option was granted;

(viii)  to prescribe, amend and rescind rules and regulations relating to the Plan;

(ix)     to construe and interpret the terms of the Plan and awards granted pursuant to the Plan.

(c)           Effect of Administrator's Decision.  All decisions, determinations and interpretations of the Administrator shall be final and binding on all Optionees.

5.    Eligibility.  Nonstatutory Stock Options may be granted to Service Providers.  Incentive Stock Options may be granted only to Employees.

6.    Limitations.

(a)           Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option.  However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options.  For purposes of this Section 6(a), Incentive Stock Options shall be taken into account in the order in which they were granted.  The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(b)           Neither the Plan nor any Option shall confer upon an Optionee any right with respect to continuing the Optionee's relationship as a Service Provider with the Company, nor shall they interfere in any way with the Optionee's right or the Company's right to terminate such relationship at any time, with or without cause.

(c)           The following limitations shall apply to grants of Options:

(i)      No Service Provider shall be granted, in any fiscal year of the Company, Options to purchase more than 1,000,000 Shares.

(ii)     In connection with his or her initial service, a Service Provider may be granted Options to purchase up to an additional 1,000,000 Shares, which shall not count against the limit set forth in subsection (i) above.

(iii)    The foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 12.

(iv)    If an Option is cancelled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 12), the cancelled Option will be counted against the limits set forth in subsections (i) and (ii) above.  For this purpose, if the exercise price of an Option is reduced, the transaction will be treated as a cancellation of the Option and the grant of a new Option.

7.    Term of Plan.  The Plan was effective upon its adoption by the Board and was to continue in effect for a term of (10) years until 2010.  Subject to shareholder approval at the Company’s ~~2004~~2010 annual general meeting of shareholders, on ~~May 27, 2004,~~July 15, 2010, the Board approved an extension of the term of the Plan ~~for an additional ten (10) years~~ until May 27, ~~2014,~~2020, unless sooner terminated under Section ~~15~~16 of the Plan.

8.    Term of Option.  The term of each Option shall be stated in the Option Agreement; provided, however, that the term shall be no more than ten (10) years from the date of grant thereof.  In the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Option Agreement.

9.    Option Exercise Price and Consideration.

(a)           The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be such price as is determined by the Administrator, but shall be subject to the following:

(i)      In the case of an Incentive Stock Option

(A)           granted to an Employee who, at the time of the grant of such Incentive Stock Option, owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary, the exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

(B)           granted to any Employee other than an Employee described in the preceding subparagraph, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(ii)     In the case of a Nonstatutory Stock Option, the per Share exercise price shall be determined by the Administrator.  In the case of a Nonstatutory Stock Option intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, or that is granted to a US Person, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(iii)    Notwithstanding the foregoing, Options may be granted with a per Share exercise price (other than as required above) of less than 100% of Fair Market Value on the date of grant pursuant to a merger or other corporate transaction.

(b)          The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option or any other option granted to a US Person, shall be determined at the time of grant) and may consist entirely of (1) cash, (2) check, (3) promissory note, (4) consideration received by the Company under a formal cashless exercise program adopted by the Company in connection with the Plan, or (5) any combination of the foregoing methods of payment.  To the extent that the consideration paid for the Shares is denominated in a currency other than New Israeli Shekels, the exchange rate to be used to obtain a New Israeli Shekel value of such consideration shall be the noon buying rate as reported by the Federal Reserve Bank of New York (expressed in shekels per unit of non-Israeli currency) on the date of grant of the Option.  In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company.

10.  Exercise of Option.

(a)           Procedure for Exercise; Rights as a Shareholder.  Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement.  Options shall become exercisable at a rate to be determined by the Administrator.  Unless the Administrator provides otherwise, vesting of Options granted hereunder shall be tolled during any unpaid leave of absence.  An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised.  Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan.  Shares issued upon exercise of an Option shall be issued in (i) the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse, or (ii) the name of the Optionee to Yoav Bruckner as trustee (the "Trustee"), to be held by the Trustee on behalf of Optionee if so required by Applicable Laws.  Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option.  The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised.  No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 12 of the Plan.

Exercise of an Option in any manner shall result in a decrease in the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b)          Termination of Relationship as a Service Provider.  If an Optionee ceases to be a Service Provider, other than upon the Optionee's death or Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement).  In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for three (3) months following the Optionee's termination.  If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan.  If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(c)           Disability of Optionee.  If an Optionee ceases to be a Service Provider as a result of the Optionee's disability, the Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent the Option is vested on the date of termination, but in no event later than the expiration date of the term of such Option as set forth in the Option Agreement.  In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination.  If, on the date of termination, the Optionee is not vested as to the entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan.  If, after termination, the Option is not exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.  If such disability is not a "disability" as such term is defined in Section 22(e)(3) of the Code, in the case of an Incentive Stock Option such Incentive Stock Option shall automatically cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option on the day three months and one day following such termination.

(d)           Death of Optionee.  If an Optionee dies while a Service Provider, the Option may be exercised within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of death (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement) by the Optionee's estate or by a person who acquires the right to exercise the Option by bequest or inheritance.  In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination.  If, at the time of death, the Optionee is not vested as to the entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan.  If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

11.  Non-Transferability of Options.  Unless determined otherwise by the Administrator, Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee.

12.  Adjustments Upon Changes in Capitalization or Merger.

(a)           Changes in Capitalization.  In the event the Shares shall be subdivided or combined into a greater or smaller number of Shares or if, upon a reorganization, recapitalization or the like, the Shares shall be exchanged for other securities of the Company, each Optionee shall be entitled, subject to the conditions herein stated, to purchase such number of Shares or amount of other securities of the Company as were exchangeable for the number of Shares of the Company which such Optionee would have been entitled to purchase except for such action, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or exchange.

In the event that the Company shall issue any of its Shares or other securities as bonus shares or a stock dividend upon or with respect to any Shares which shall at the time be subject to an Option hereunder, each Optionee upon exercising such Option shall be entitled to receive (for the purchase price payable upon such exercise), the Shares as to which he or she is exercising such Option and, in addition thereto (at no additional cost), such number of shares of the class or classes in which such bonus shares or stock dividend were declared, and such amount of Shares (and the amount in lieu of fractional Shares) as is equal to the Shares which he would have received had he been the holder of the Shares as to which he is exercising his Option at all times between the date of the granting of such Option and the date of its exercise.

Upon the occurrence of any of the foregoing events, the class and aggregate number of Shares or other securities issuable pursuant to the Plan, in respect of which Options have not yet been granted, as well as the number of Shares which may be granted pursuant to the automatic grant provisions of Section 13, shall also be appropriately adjusted to reflect the events specified above.  If the Company offers the holders of the Shares, or of any other class of security for which the Options are then exercisable, rights to purchase securities of the Company, then the Company shall offer the same rights to the Optionees as if they had exercised their Options on the record date with respect to such rights offering.

(b)           Dissolution or Liquidation.  In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Optionee as soon as practicable prior to the effective date of such proposed transaction.  The Administrator in its discretion may provide for an Optionee to have the right to exercise his or her Option until fifteen (15) days prior to such transaction as to all of the Optioned Shares, including Shares as to which the Option would not otherwise be exercisable.  To the extent it has not been previously exercised, an Option will terminate immediately prior to the consummation of such proposed action.

(c)           Merger or ~~Asset~~ Sale.  In the event of (i) a merger of the Company with or into another corporation, ~~or~~(ii) the sale of substantially all of the shares (including by way of reverse triangular merger or exchange of shares) or assets of the Company, or (iii) such other transaction that is determined by the Administrator to be a transaction having a similar effect, each outstanding Option shall be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation.  With respect to Options granted to an Outside Director pursuant to Section 13 that are assumed or substituted for, if following such assumption or substitution the Optionee's status as a Director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the Optionee, then the Optionee shall fully vest in and have the right to exercise the Option as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable.

In the event that the successor corporation refuses to assume or substitute for the Option, the Optionee shall fully vest in and have the right to exercise the Option as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable.  If an Option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator shall notify the Optionee in writing or electronically that the Option shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the Option shall terminate upon the expiration of such period.

For the purposes of this Section 12(c), the Option shall be considered assumed if, following the merger or sale of assets or shares, the option confers the right to purchase or receive, for each Share of Optioned Shares immediately prior to the merger or sale of assets, the consideration (whether shares, cash, or other securities or property) received in the merger or sale of assets or shares by holders of Shares for each Share held on the effective date of the transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or sale of assets is not solely ordinary shares (or their equivalent) of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option, for each Share of Optioned Shares, to be solely ordinary shares (or their equivalent) of the successor corporation or its Parent equal in fair market value to the per Share consideration received by holders ~~of in the merger or sale of assets.~~

13.  Formula ~~Option~~RSU Grants to Outside Directors.  Outside Directors shall be automatically granted ~~Options~~RSUs each year in accordance with the following provisions:

(a)           All ~~Options~~RSU's granted pursuant to this Section shall be Nonstatutory Stock Options and, except as otherwise provided herein, shall be subject to the other terms and conditions of the Plan.

(b)           Each Outside Director~~, except for individuals who became directors of the Company prior to the Company's 2001 Annual Meeting, and except for~~ including Outside Directors who are designated as "External Directors" in accordance with the Israeli ~~law~~Companies Law, who is appointed as a director of the Company at or after the Company's 2010 annual general meeting, is automatically granted ~~an option to purchase thirty~~ eight thousand (~~30~~8,000) ~~shares~~RSUs (the "First ~~Option~~Grant"), upon the date such individual first becomes a director, whether through election by the shareholders of the Company or by appointment by the Board in order to fill a vacancy ~~(the "Anniversary Date"); provided, however, that an Inside Director who ceases to be an Inside Director but who remains a Director shall not receive a First Option~~.

Each Outside Director, including Outside Directors who are designated as External Directors in accordance with Israeli law, ~~is~~shall be automatically granted ~~an option to purchase seven~~ eight thousand ~~five~~ hundred (~~7,500) shares~~8,000) RSUs (the "Subsequent ~~Option~~Grant") following each annual meeting of the shareholders of the Company, beginning in ~~2002,~~2011, if on such date he or she shall have served on the Board for at least the preceding six (6) months.

(c)           The terms of each First ~~Option granted~~Grant pursuant to this Section shall be as follows:

(i)      the term of the First ~~Option~~Grant shall be ~~ten(10~~seven (7) years~~.~~;

(ii)     the ~~exercise~~ price per ~~Share~~ RSU shall be ~~100%~~equal to the nominal value of ~~the Fair Market Value per Share on the date of grant of~~ each Share underlying the RSU;

(iii)    the First ~~Option~~Grant shall vest ~~as to 25% of the Shares subject to the First Option on each~~ on the first anniversary of ~~its~~the date of grant, provided that the ~~Optionee~~Grantee continues to serve as a director on such date; and

(iv)    each Subsequent Grant shall vest in twelve (12) equal monthly installments as of its date of grant, provided that the Grantee continues to serve as a Director on such date.

~~(d)          The terms of each Subsequent Option granted pursuant to this Section shall be as follows:~~

~~(i)          the term of the Subsequent Option shall be ten (10) years.~~

~~(ii)         the exercise price per Share shall be 100% of the Fair Market Value per Share on the date of grant of the Subsequent Option.~~

~~the Subsequent Option shall vest as to 100% of the Shares subject to the Subsequent Option on the anniversary of its date of grant provided that the Optionee continues to serve as a Director on such date.~~

14.  Date of Grant.  The date of grant of an Option or RSU shall, for all purposes, be the date on which the Administrator makes the determination granting such Option or RSU, or such other date as is determined by the Board.  Notice of the determination shall be given to each Service Provider to whom an Option is so granted within a reasonable time after the date of such grant.

15.  Restricted Share Units.

(a)           A Restricted Share Unit (an “RSU”) is a right granted to a Grantee under this Plan covering a number of Shares that is settled by issuance of those Shares. An RSU may be awarded to any eligible Grantee, including under Section 102 of the Ordinance.  Each grant of RSUs under the Plan shall be evidenced by a written agreement between the Company and the Grantee (the “Restricted Share Unit Agreement”), in such form as the Administrator shall from time to time approve. Such RSUs shall be subject to all applicable terms of the Plan, mutatis mutandis, and may be subject to any other terms that are not inconsistent with the Plan as determined by the Administrator. The provisions of the various Restricted Share Unit Agreements entered into under the Plan need not be identical. RSUs may be granted in consideration of a reduction in the recipient’s other compensation.

(b)           Other than the par value of the Shares, no payment of cash shall be required as consideration for RSUs. RSUs may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Share Unit Agreement.

(c)           Without limitation of Section 10(a) above, no voting or dividend rights as a shareholder shall exist prior to the actual issuance of Shares in the name of the Grantee.  Notwithstanding anything else in this Plan (as may be amended from time to time) to the contrary, unless otherwise specified by the Administrator, each RSU shall be for a term of seven (7) years. Each Restricted Share Unit Agreement shall specify its term and any conditions on the time or times for settlement, and provide for expiration prior to the end of its term in the event of termination of employment or service providing to the Company, and may provide for earlier settlement in the event of the Grantee’s death, Disability or other events.  Notwithstanding any other provision of this Plan, settlement of an RSU held by a US Person shall occur upon vesting.

(d)           Settlement of vested RSUs shall be made in the form of Shares. Distribution to a Grantee of an amount (or amounts) from settlement of vested RSUs can be deferred to a date after settlement as determined by the Administrator and subject to any additional required corporate approvals. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents. Until the grant of RSUs is settled, the number of such RSUs shall be subject to adjustment pursuant hereto.

16.  Amendment and Termination of the Plan.

(a)           Amendment and Termination.  The Board may at any time amend, alter, suspend or terminate the Plan.

(b)           Shareholder Approval.  The Board shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c)           Effect of Amendment or Termination.  No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company.  Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

17.  Conditions Upon Issuance of Shares.

(a)           Legal Compliance.  Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b)           Investment Representations.  As a condition to the exercise of an Option, the Administrator may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

18.  Inability to Obtain Authority.  The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

19.  Reservation of Shares.  The Company, during the term of this Plan, shall at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

20.  Shareholder Approval.  The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted.  Such shareholder approval shall be obtained in the manner and to the degree required under Applicable Laws.

MANAGEMENT AND CONSULTING AGREEMENT (ISRAEL)

This Management and Consulting Agreement is being made and entered into on __________, 2010, effective as of January 1, 2010 by and between ClickSoftware Technologies Ltd., a company organized under the laws of Israel, with its offices at Azorim Park, Oren Building, 94 Em Hamoshavot Road PO Box 3697, Petach Tikva 49527  (the "Company"), and [XXXXXXXXXX],  an Israeli private company with its offices at  [XXXXXXXXXX]  (the "Consulting Company") through which Dr. Moshe Benbassat (the "Consultant") will provide his services.

WHEREAS,
the Consultant agrees to render the Consulting Services, as defined herein, through the Consulting Company and the Company agrees to retain the Consulting Services from the Consultant through the Consulting Company; and

WHEREAS,	the parties hereto wish to regulate their relationship in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, the parties do hereby mutually agree as follows:

1.	Independent Contractor; Indemnity.

1.1.
No Employer - Employee Relations. The parties agree that there are no, and there will not be, any employer - employee relations between the Company and the Consultant or any of Consulting Company's employees. Consulting Company and all of its employees and consultants shall be deemed independent contractors of the Company for all intents and purposes hereunder.  The termination of this Agreement (for any reason, whether lawful or unlawful) shall not constitute a dismissal by the Company of the Consultant or any other employee of the Consulting Company for any purpose.

1.2.	No Partnership. Nothing in this Agreement shall be deemed to constitute a partnership between the Company and the Consulting Company.

1.3.
Complete Consideration. The Monthly Fee and the Bonus (as such terms are defined below) constitutes the sole and exclusive consideration which the Company and any of its affiliates shall be required to pay Consulting Company under this Agreement, and it includes any and all payments – other than reimbursement of expenses as specified below - to which Consulting Company and/or the Consultant may be entitled under this Agreement and applicable law.

1.4.
No Social Benefits. The Consulting Company shall be solely responsible and liable for all payment required to be made to the Consultant in relation to the provision of the Consulting Services and any other services provided by him to the Company, including without limitation, social security, national insurance, health insurance (private or national), income tax withholdings, managers' insurance and any other social benefits or payments. The Consultant acknowledges and agrees that as a service provider to the Company he is not entitled to receive from the Company any social benefits (including without limitation, paid vacation days, paid sick leave, severance payments, pension funds, etc.) in connection with this Agreement. The Consultant acknowledges and agrees that Consulting Company is solely responsible and liable to pay his salary and any additional social benefits to which he may be entitled under applicable law.

1.5.
Indemnification. If, despite the parties' express representations and agreements hereunder, it shall, at any time, be determined by a court of competent jurisdiction that employer - employee relations exist between the Company and the Consultant in connection with this Agreement, and as a result of such decision the Consultant shall become entitled to rights and/or payments resulting from the existence of such relations, Consulting Company and the Consultant, jointly and severally, undertake to indemnify  the Company for any payment and expense actually paid or required to be paid by the Company in connection with such decision to the fullest extent permitted by law. The Consulting Company warrants that it is aware that  the Monthly Fee payable to Consulting Company under this Agreement is considerably higher than what it would have been should the Consultant been employed by the Company as an employee, and that if the Consultant would have been employed by the Company as an employee, his gross salary would have been only 65% of the Monthly Fee, and therefore, it is agreed that if it is determined, at any time in the future, by a court of competent jurisdiction that, under this Agreement, the Consultant was an employee of the Company and not an independent contractor, then Consultant Company and the Consultant shall jointly and severally immediately return to the Company 35% of the Monthly Fee paid to Consulting Company and/or Consultant in respect of such period, and such amount shall be deemed to be a loan from the Company that is immediately due and payable and shall be linked to the Israeli CPI.

1.6.	Tax Indemnification. The Consulting Company shall be fully responsible for and will indemnify the Company against:

1.6.1.
any liability, assessment or claim made by any competent authority against the Company in respect of any income tax, national insurance, social security or similar contributions or any other taxation whatsoever, in each case relating to the provision of the Consulting Services (where such recovery is not prohibited by law). The Consulting Company will also indemnify the Company against all reasonable costs and expenses and any penalty, fine or interest accrued or payable by it in connection with or in consequence of any such liability, assessment or claim;

1.6.2.
any liability for any employment-related claim or any claim based on worker status (including reasonable costs and expenses) brought by the Consultant against the Company arising out of or in connection with the provision of the Consulting Services.

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The above will be limited to the amounts actually received by the Consultant Company pursuant to this Agreement, plus reasonable legal expenses relating to any such claim.

1.7.
Conflicts of Interest. The Consulting Company agrees and undertakes to inform the Company, immediately after becoming aware of any matter that may in any way raise a conflict of interest between the Consultant, the Consulting Company and the Company or any of its affiliates.

2.	Term; Termination.

2.1.
Term. This Agreement shall commence on the date hereof effective as of January 1, 2010 and reflects understandings reached between the parties as of such date and shall continue subject to the provisions set out in Section 2.3 below until terminated by either party giving to the other not less than 90 days’ notice in writing (the "Term").

2.2.
Involuntary Termination.  If Consulting Company’s engagement with the Company terminates other than for "Cause" (as defined herein), and each of the Consulting Company and the Consultant complies with the provisions of Section 7 below, then the Consulting Company shall be entitled to receive continuing payments of the Monthly Fee (less applicable withholding taxes, if any), as then in effect, for a period of twelve (12) months from the date of such termination, to be paid, in the Consulting Company's discretion (i) monthly in accordance with the Company's payment terms according to Section 4.1 below, or (ii) in a lump sum within thirty (30) days of such termination.

2.3.
Termination for Cause.  The Company may terminate this Agreement at any time without notice and without payment in lieu of notice specified in 2.1 if the Consultant or the Consulting Company shall be guilty of an act or omission amounting to Cause.  Any delay in exercising its rights under this Agreement (which are without prejudice to the Company’s other rights at common law) shall not constitute a waiver for any reason or for any purposes unless expressly agreed otherwise in writing.

2.4.	Cause. Any of the following events shall constitute "Cause" for the purposes of this Agreement:

2.4.1.	the Consulting Company or the Consultant commits any material breach of this Agreement that is not cured within thirty (30) days of receipt of notice from the Company;

2.4.2.	the Consultant is convicted of a criminal offence which carries moral turpitude;

2.4.3.	the Consulting Company or the Consultant is guilty of any fraud or dishonesty in connection with the Consulting Services; or

2.4.4.	the Consultant or any other person on his behalf alleges that the Consultant is an employee of the Company.

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2.5.
Transition of Duties. In the event of termination of this Agreement for any reason whatsoever, the Consultant, if so requested by the Company, shall use its best efforts to effect an orderly transfer of its duties to its successor during the notice period or the period for which payments are made pursuant to Section 2.2 above.

2.6.
Delivery of Documents. Upon the termination of this Agreement for any reason or for no reason, or if the Company otherwise requests, the Consulting Company shall and shall procure that the Consultant shall: (i) return to the Company all tangible Confidential Information and copies thereof (regardless how such Confidential Information or copies are maintained), and (ii) deliver to the Company any property of the Company which may be in their possession, including, but not limited to, products, materials, memoranda, notes, records, reports, or other documents or photocopies of the same.

2.7.	Survival. Sections 1, 6 and 7 of this Agreement will survive the termination.

3.	Consulting Services.

3.1.
Services. During the Term the Consulting Company shall be responsible for providing to the Company the services set out in Exhibit A hereto (the "Consulting Services") in a diligent, professional and faithful manner and the Consulting Company shall make the Consultant available for the performance of the Consulting Services. Consulting Company shall not be entitled to provide the Consulting Services or any part thereof through any person other than the Consultant without the prior written agreement of the Company.

3.2.
Working Time. While the method of work shall be the Consultant’s own, it is expected and envisaged by both parties that the Consultant shall devote a sufficient number of working time as needed to the provision of the Consulting Services, taking into account obligations of the Consultant with respect to any other company in the ClickSoftware group of companies.

3.3.
Holiday. It is acknowledged that the Consultant is entitled to up to 26 days holiday  per year multiplied by the percentage time devoted to providing the Consulting Services relative to the time devoted to providing services to any non-Israeli subsidiary of the Company, and the Consulting Company shall keep the Company informed of when the Consultant intends to take such holiday. The amount of unutilized holiday days can be accumulated for a period of three (3) years.  The Consulting Company shall ensure that the Company's interests are taken into account when granting permission to the Consultant to take such holiday.

3.4.
Notice of Inability to Provide Services. The Consulting Company shall inform the Company as soon as is reasonably practicable if the Consultant is unable to provide the services due to sickness or injury.  If the Consultant is unable to provide the services due to sickness or injury for a period exceeding 3 months in any calendar year, then the monthly fee shall be reduced pro-rata after the first 3 months in any given year.

3.5.	Additional Obligations. The Consulting Company shall, and shall procure that the Consultant shall:

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3.5.1.	provide the Consulting Services with all due care, skill and ability; and

3.5.2.	promptly give to the Company all such information and report as it may reasonably require in connection with matters relating to the provision of the Services or the business of the Company.

3.6.
Best Endeavours. The Consulting Company shall use its best endeavours, and shall procure that the Consultant shall use his best endeavours to promote the interests of the Company.  The Consultant shall be free to pursue other interests during the term of this Agreement, provided always that such other interests do not interfere with his ability to provide the Consulting Services, do not directly or indirectly compete with or are not detrimental to the interests of the Company and that he complies with his obligations under Sections 1.7 and 3.2 above.  The Consultant shall keep the Company informed of any position he holds at board level or equivalent during the term of this Agreement.

3.7.	Health and Safety Procedures. The Consulting Company shall comply with and shall procure that the Consultant complies with the Company’s health and safety procedures in force from time to time.

4.	Compensation.

4.1
Monthly Fee. In consideration of the provision of the Consulting Services by the Consulting Company under this Agreement, the Company shall pay to Consulting Company a monthly fee of US $37,500  plus Israeli VAT, if applicable, multiplied by the percentage time devoted to providing the Consulting Services relative to the time devoted to providing services to any non-Israeli subsidiary of the Company, as determined in good faith by the Company after consultation with the Consulting Company (the "Monthly Fee").  In order to remove doubt, the amount paid by any non-Israeli subsidiary of the Company in consideration for said services will be deducted from the Monthly Fee paid by the Company. The Board of Directors of the Company is authorized, upon the recommendation of the Compensation Committee,  to change the Monthly Fee by an amount not exceeding ten percent (10%) in any calendar year. The Monthly Fee shall be payable (less applicable withholding taxes, if any) only upon receipt of an appropriate VAT invoice and, where such invoice is submitted in time, shall be paid not later than the 9th day of each month for the previous month. The Consulting Company will submit a valid withholding certificate from the relevant tax authorities.

4.2
Bonus.  In addition to the Monthly Fee, the Consulting Company may earn an annual performance bonus which will not exceed 133% of the aggregate Monthly Fee paid during the relevant calendar year (the “Bonus”). The amount of the Bonus and the determination of the target milestones upon which the Bonus will be based will both be set by the Company's Compensation Committee after consultation with the Consulting Company. The Bonus may be reviewed annually by the Company's Compensation Committee for possible changes in light of Consulting Company’s performance, subject to required corporate approvals.

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4.3
Temporary Reductions.  The Consulting Company may at any time elect to waive in writing its right to receive all or part of the amounts sets forth in this Section 4, provided however, that such amounts shall be returned to their stated levels upon request of the Consulting Company.  Any amounts so waived (and not deferred) shall not be refunded to the Consulting Company.

5.
Reimbursement of Expenses.  The Company will reimburse the Consulting Company for (i) reasonable travel,  entertainment or other expenses, (ii) professional literature, magazines, conferences and events, and (iii) communication expenses (including internet and landline for the Consultant's office and mobile phone) incurred by the Consultant in the furtherance of or in connection with the provision of the Consulting Services, provided they have been incurred in accordance with the Company's expense reimbursement policy as in effect from time to time, and subject to invoices submitted by the Consulting Company to the Company.

6.	Confidential Information and Inventions.

6.1	Confidential Information

6.1.1.
Consulting Company is aware that during the Term, and from the time it first came into contact with the Company, it may have had and/or may have access to, and has been and/or may be entrusted with, technical, proprietary, sales, legal, financial, and other data and information with respect to the affairs and business of the Company, and its affiliates, (as used in this Section 6, the Company will include also all its affiliates and subsidiaries) and including information received by Company from any third party subject to obligations of confidentiality towards said third party, all of which data and information, whether documentary, written, oral or computer generated, shall be deemed to be, and referred to as “Proprietary Information”, which, by way of illustration but not limitation, shall include trade and business secrets, processes, patents,  improvements, ideas, inventions (whether reduced to practice or not), techniques, products, and technologies (actual or planned), financial statements, marketing plans, strategies, forecasts, customer and/or supplier lists and/or relations, research and development activities, formulae, data, know-how, designs, discoveries, models, vendors, computer hardware and software, drawings, operating procedures, pricing methods, marketing strategies, future plans, dealings and transactions, except for such information which, on the date of disclosure, is, or thereafter becomes, available in the public domain or is generally known in the industry through no fault on the part of  Consulting Company.

Consulting Company agrees and declares that all Proprietary Information, patents and/or patent applications, copyrights, trademarks, trade secrets and other intellectual property rights in connection therewith, are and shall remain the sole property of Company and its assigns.

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6.1.2.
Consulting Company shall keep, and at all times, during the Term and upon its expiration thereafter, Consulting Company shall keep, in confidence and trust all Proprietary Information, and any part thereof, and will not use or disclose and/or make available, directly or indirectly, to any third party any Proprietary Information without the prior written consent of Company, except and to the extent as may be necessary in the ordinary course of performing Consulting Company's duties pertaining to the Company and except and to the extent as may be required under any applicable law, regulation, judicial

6.1.3.	Consulting Company acknowledges that any breach by it of it obligations pursuant to this Section 6.1 would cause substantial damage for which the Company shall hold him liable.

6.2	Inventions

6.2.1
Consulting Company agrees to promptly and from time to time fully inform and disclose to Company all inventions, designs, improvements and discoveries which Consulting Company now has or may have during the Term which are the result of or stem from the Consulting Services or the Company~~’~~s actual and/or planned activities whether conceived by Consulting Company alone or with others and whether or not conceived during regular working hours (“Inventions”).

6.2.2
All Inventions, and any and all rights, interests and title therein, shall be the exclusive property of Company and Consulting Company shall not be entitled, and hereby waives now and/or in the future, any claim to any right, compensation and/or reward in connection therewith, , including under Section 134 of the Israeli Patent Law- 1967, as amended from time to time.

6.2.3
In the event that by operation of law, any Invention shall be deemed Consulting Company’s, the Consulting Company hereby assigns and shall in the future take all the requisite steps (including by way of illustration only, signing all appropriate documents) to assign to Company and/or its designee any and all of his foregoing rights, titles and interests, on a worldwide basis and hereby further acknowledges and shall in the future acknowledge Company’s full and exclusive ownership in all such Inventions. To the extent necessary, Consulting Company shall, during the Term or at any time thereafter, execute all documents and take all steps necessary to effectuate the assignment to Company and/or its designee and/or to assist Company to obtain the exclusive and absolute rights, title and interests in and to all Inventions, whether by the registration of patent, trade mark, trade secret, copyright, and/or any other applicable legal protection, and to protect same against infringement by any third party.

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7.
Non-compete. The Consulting Company acknowledges that the nature of the Company's and is affiliates’ business is such that if Consulting Company were to become engaged by, or substantially involved in, the business of a competitor of the Company or the any such subsidiaries following the termination of the Consulting Company engagement with the Company, it would be very difficult for the Consulting Company not to rely on or use the Company’s or the subsidiaries’ trade secrets and confidential information and thereby unfairly compete with the Company.  Further, the Company wishes to protect the stability of its workforce.  To that end, the Consulting Company agrees that the following provisions are reasonable in scope and nature to achieve the Company’s legitimate business aims set out above.  Without prejudice to any other remedy available to the Company at common law, upon any breach of this section, all severance payments pursuant to this Agreement shall immediately cease.

7.1.	In this Section 7:

"Capacity" means as agent, consultant, director, employee, owner, shareholder or in any other capacity;

"Customer" means any person, firm, company or entity who or which at any time during the Relevant Period (i) was provided with goods or services by the Company; or (ii) was in the habit of dealing with the Company, other than in a de minimis way, and about whom or which the Consulting Company or the Consultant has confidential information; and in each case with whom or which the Consulting Company or the Consultant had material dealings at any time during the Relevant Period;

"Key Employee" means any person who immediately prior to the Termination Date was employed or engaged by the Company who could materially damage the interests of the Company if they were involved in any Capacity in any business which competes with any Restricted Business, and with whom the Consulting Company or the Consultant had personal dealings during the Relevant Period;

"Prospective Customer" means any person, firm, company or entity to whom or which, during the period of six months prior to the Termination Date, the Company had submitted a tender, made a pitch or presentation or with whom or which it was otherwise negotiating for the supply of goods or services and with whom or which the Consulting Company or the Consultant, or any person who reported directly to the Consulting Company or the Consultant, had material dealings at any time during the Relevant Period;

"Relevant Period" means the period of 12 months ending on the Termination Date;

"Restricted Business" means those parts of the business of the Company with which the Consulting Company or the Consultant were involved to a material extent during the Relevant Period;

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"Supplier" means any person, firm, company or entity who or which was at any time during the Relevant Period a supplier of services or goods (other than utilities and goods or services supplied for administrative purposes) to the Company and with whom or which the Consulting Company or the Consultant, or any person who reported directly to the Consulting Company or the Consultant, had material dealings during the Relevant Period; and

"Termination Date" means the date on which this Agreement terminates.

7.2.
The Consulting Company covenants with the Company that it will not, and shall procure that the Consultant will not, directly or indirectly, on its or his own behalf or on behalf of or in conjunction with any firm, company or person:

7.2.1.	for twelve months following the Termination Date be engaged, concerned or involved in any Capacity with any business which is (or intends to be) in competition with any Restricted Business;

7.2.2.
for twelve months following the Termination Date solicit or endeavour to entice away from the Company the business or custom of a Customer or Prospective Customer with a view to providing goods or services to that Customer in competition with any Restricted Business or otherwise induce, solicit or entice or endeavour to induce, solicit or entice any Customer to cease conducting, or reduce the amount of,  business with the Company or discourage or prevent any Prospective Customer from conducting business with the Company;

7.2.3.
for twelve months following the Termination Date be involved with the provision of goods or services to, or otherwise have any business dealings with, any Customer or Prospective Customer in the course of any business which is in competition with any Restricted Business;

7.2.4.
for twelve months following the Termination Date solicit or endeavour to entice away from the Company the business or custom of any Supplier in the course of any business which is in competition with any Restricted Business;

7.2.5.
for twelve months following the Termination Date be involved with the receipt of goods or services from any Supplier where such receipt would adversely affect the ability or willingness of the Supplier to meet the requirements of the Company;

7.2.6.
for twelve months following the Termination Date offer to employ or engage or otherwise endeavour to entice away from the Company any Key Employee (whether or not such person would breach their contract of employment or engagement);

7.2.7.
for twelve months following the Termination Date employ or engage or facilitate the employment or engagement of any Key Employee (whether or not such person would breach their contract of employment or engagement);

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7.2.8.
at any time after the Termination Date represent itself or himself as being in any way connected with (other than as a former contractor), or interested in the business of the Company or use any registered names or trading names associated with the Company.

7.3.	None of the restrictions in Section 7.2 above shall prevent the Consulting Company from:

7.3.1.	holding up to 5% of the issued share capital of a company; or

7.3.2.	being engaged or concerned in any business insofar as its duties or work relate solely to geographical areas where that business is not in competition with any Restricted Business; or

7.3.3.
being engaged or concerned in any business insofar as its duties or work relate solely to services or activities of a kind with which it was not concerned to a material extent during the Relevant Period.

7.4.
Each of the restrictions contained in this Section 7 is intended to be separate and severable and while they are considered by the parties to be reasonable in all the circumstances, it is agreed that if any one or more of such restrictions is held to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Company but would be valid if any particular restriction(s) were deleted or some part or parts of its or their wording were deleted, restricted or limited then such restriction(s) shall apply with such deletions, restrictions or limitations as the case may be.

8.
Change of Control Benefits.  In the event of a “Change of Control” (as defined below) of the Company that occurs prior to the termination of this Agreement, all options to purchase the Company’s Ordinary Shares held by the Consultant and/or the Consultant Company (the “Options”) will have their vesting accelerated so as to become 100% vested.  Thereafter, the Options will continue to be subject to the terms, definitions and provisions of the Company’s share option plan pursuant to which the Options were granted, and the option agreements pursuant to which the Options were granted (the “Option Agreements”).

For purposes of this Section, “Change of Control” of the Company is defined as: (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company's then outstanding voting securities; or (ii) a change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors.  "Incumbent Directors" will mean directors who either (A) are directors of the Company as of the date hereof, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or (iii) the date of the consummation of a merger or consolidation of the Company with any other corporation that has been approved by the stockholders of the Company, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve a plan of complete liquidation of the Company; or (iv) the date of the consummation of  the sale or disposition by the Company of all or substantially all the Company's assets.

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9.
Representations by the Consultant and Consultant Company. The Consulting Company represents and warrants to the Company that the execution and delivery of this Agreement and the fulfillment of the terms hereof: (i) will not constitute a default under or conflict with any agreement or other instrument to which it is a party or by which it is bound, and (ii) do not require the consent of any person or entity, and the Consultancy Company further warrants and represents that it is not aware of any such restriction binding the Consultant.

10.
Assignment.  This Agreement may not be assigned by any of the parties hereto, and may not be amended or modified, except by the written consent of both parties hereto, except to the Consultant or another Company wholly-owned by the Consulting Company or to the Consultant. This Agreement will be binding upon and inure to the benefit of any successor or permitted assigns of the Company and the Consulting Company.  Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes.  For this purpose, “successor” means any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company.  None of the rights of the Consulting Company to receive any form of compensation payable pursuant to this Agreement may be assigned or transferred except to the Consultant or another company wholly-owned by the Consulting Company or the Consultant or Consultant's family members.

11.
Miscellaneous. This Agreement constitutes the entire agreement between the parties with respect to the matters referred to herein and any and all previous agreements, are hereby terminated and shall have no further force or effect. This Agreement shall be governed by the laws of Israel and the courts of Tel Aviv shall have exclusive jurisdiction over the parties. No failure or delay on the part of any party hereto in exercising any right, power or remedy hereunder shall operate as a waiver thereof. Headings to Sections herein are for the convenience of the parties only, and are not intended to be or to affect the meaning or interpretation of this Agreement. In the event that any covenant, condition or other provision contained in this Agreement is held to be invalid, void or illegal by any court of competent jurisdiction, the same shall be deemed severable from the remainder thereof, and shall in no way affect, impair or invalidate any other covenant, condition or other provision therein contained. If such condition, covenant or other provisions shall be deemed invalid due to its scope or breadth, such covenant, condition or other provision shall be deemed valid to the extent permitted by law. All notices required to be delivered under this Agreement shall be effective only if in writing and shall be deemed given when received by the party to whom notice is required to be given and shall be delivered personally, or by registered mail to the addresses set forth above.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ClickSoftware Technologies Ltd.	[XXXXXXXXXX]

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Exhibit A
to Consulting Agreement by and between
ClickSoftware Technologies Ltd. and [XXXXXXXXXX]

1.	To serve (through its nominee, the Consultant) as the Chairman of the Board of the Company.

2.	To provide services (through its nominee, the Consultant) as Chief Executive Officer of the Company.

3.
To provide (through its nominee, the Consultant) such other business and professional services in the performance of its duties, consistent with Consultant's position and skills, as shall reasonably be assigned by the Company’s Board of Directors.

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MANAGEMENT AND CONSULTING AGREEMENT (UK)

This Management and Consulting Agreement is being made and entered into on __________, 2010, effective as of January 1, 2010 by and between ClickSoftware Europe Limited, a company organized under the laws of England, with its offices at The Priory, Stomp Road, Burnham Bucks,  SL1 7LW, England, including its affiliates and subsidiaries  (the "Company"), and [XXXXXXXXXX], a Cypriot private company with its offices at [XXXXXXXXXX] (the "Consulting Company") through which Dr. Moshe Benbassat (the "Consultant") will provide his services.

WHEREAS,
the Consultant agrees to render the Consulting Services, as defined herein, through the Consulting Company and the Company agrees to retain the Consulting Services from the Consultant through the Consulting Company; and

WHEREAS,	the parties hereto wish to regulate their relationship in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, the parties do hereby mutually agree as follows:

1.	Independent Contractor; Indemnity.

1.1.
No Employer - Employee Relations. The parties agree that there are no, and there will not be, any employer - employee relations between the Company and the Consultant or any of Consulting Company's employees. Consulting Company and all of its employees and consultants shall be deemed independent contractors of the Company for all intents and purposes hereunder.  The termination of this Agreement (for any reason, whether lawful or unlawful) shall not constitute a dismissal by the Company of the Consultant or any other employee of the Consulting Company for any purpose.

1.2.	No Partnership. Nothing in this Agreement shall be deemed to constitute a partnership between the Company and the Consulting Company.

1.3.
Complete Consideration. The Monthly Fee and the Bonus (as such terms are defined below) constitute the sole and exclusive consideration which the Company and any of its affiliates shall be required to pay Consulting Company under this Agreement, and it includes any and all payments (other than reimbursement of expenses as specified below) to which Consulting Company and/or the Consultant may be entitled under this Agreement and applicable law.

1.4.
Payments to Consultant.. The Consulting Company shall be solely responsible and liable for all payment required to be made to the Consultant in relation to the provision of the Consulting Services and any other services provided by him to the Company.

1.5.
Indemnification If, despite the parties' express representations and agreements hereunder, it shall, at any time, be determined by a court of competent jurisdiction that employer - employee relations exist between the Company and the Consultant in connection with this Agreement, and as a result of such decision the Consultant shall become entitled to rights and/or payments resulting from the existence of such relations, Consulting Company and the Consultant, jointly and severally, undertake to indemnify the Company for any payment and expense actually paid or required to be paid by the Company in connection with such decision to the fullest extent permitted by law..

1.6.	Tax Indemnification. The Consulting Company shall be fully responsible for and will indemnify the Company against:

1.6.1.
any liability, assessment or claim made by any competent authority against the Company in respect of any income tax, national insurance, social security or similar contributions or any other taxation whatsoever, in each case relating to the provision of the Consulting Services (where such recovery is not prohibited by law). The Consulting Company will also indemnify the Company against all reasonable costs and expenses and any penalty, fine or interest accrued or payable by it in connection with or in consequence of any such liability, assessment or claim;

1.6.2.
any liability for any employment-related claim or any claim based on worker status (including reasonable costs and expenses) brought by the Consultant against the Company arising out of or in connection with the provision of the Consulting Services.

The above will be limited to the amounts actually received by the Consultant Company pursuant to this Agreement, plus reasonable legal expenses relating to any such claim.

1.7.
Conflicts of Interest. The Consulting Company agrees and undertakes to inform the Company, immediately after becoming aware of any matter that may in any way raise a conflict of interest between the Consultant, the Consulting Company and the Company or any of its affiliates.

1.8.
Not Managed Service Company. The Consulting Company warrants that it is not nor will it prior to the termination of this agreement become a Managed Service Company (within the meaning of section 61B, Income Tax (Earnings and Pensions) Act 2003.

2.	Term; Termination.

2.1.
Term. This Agreement shall commence on the date hereof effective as of January 1, 2010 and reflects understandings reached between the parties as of such date and shall continue subject to the provisions set out in Section 2.3 below until terminated by either party giving to the other not less than 90 days’ notice in writing (the "Term").

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2.2.
Involuntary Termination.  If Consulting Company’s engagement with the Company terminates other than for "Cause" (as defined herein), and each of the Consulting Company and the Consultant complies with the provisions of Section 7 below, then the Consulting Company shall be entitled to receive continuing payments of the Monthly Fee (less applicable withholding taxes, if any), as then in effect, for a period of twelve (12) months from the date of such termination, to be paid, in the Consulting Company's discretion (i) monthly in accordance with the Company's payment terms according to Section 4.1 below, or (ii) in a lump sum within thirty (30) days of such termination.

2.3.
Termination for Cause.  The Company may terminate this Agreement at any time without notice and without payment in lieu of notice and without payment of the amount specified in Section 2.2 above if the Consultant or the Consulting Company shall be guilty of an act or omission amounting to Cause.  Any delay in exercising its rights under this Agreement (which are without prejudice to the Company’s other rights at common law) shall not constitute a waiver for any reason or for any purposes unless expressly agreed otherwise in writing.

2.4.	Cause. Any of the following events shall constitute "Cause" for the purposes of this Agreement:

2.4.1.	the Consulting Company or the Consultant commits any material breach of this Agreement that is not cured within thirty (30) days of receipt of notice from the Company;

2.4.2.	the Consultant is convicted of a criminal offence which carries moral terpitude;

2.4.3.	the Consulting Company or the Consultant is guilty of any fraud or dishonesty in connection with the Consulting Services;

2.4.4.	or

2.4.5.	the Consultant or any other person on his behalf alleges that the Consultant is an employee of the Company;

2.5.
Transfer of Duties. In the event of termination of this Agreement for any reason whatsoever, the Consultant, if so requested by the Company, shall use its best efforts to effect an orderly transfer of its duties to its successor.

2.6.
Delivery of Documents. Upon the termination of this Agreement for any reason or for no reason, or if the Company otherwise requests, the Consulting Company shall and shall procure that the Consultant shall: (i) return to the Company all tangible Confidential Information and copies thereof (regardless how such Confidential Information or copies are maintained), and (ii) deliver to the Company any property of the Company which may be in their possession, including, but not limited to, products, materials, memoranda, notes, records, reports, or other documents or photocopies of the same.

2.7.	Sections 1, 6 and 7 of this Agreement will survive the termination.

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3.	Consulting Services.

3.1.
Services. During the Term the Consulting Company shall be responsible for providing to the Company the services set out in Exhibit A hereto (the "Consulting Services") in a diligent, professional and faithful manner and the Consulting Company shall make the Consultant available for the performance of the Consulting Services. Consulting Company shall not be entitled to provide the Consulting Services or any part thereof through any person other than the Consultant without the prior written agreement of the Company.

3.2.
Working Time. While the method of work shall be the Consultant’s own, it is expected and envisaged by both parties that the Consultant shall devote a sufficient number of working time as needed to the provision of the Consulting Services, taking into account obligations of the Consultant with respect to any other company in the ClickSoftware group of companies.

3.3.
Holiday. It is acknowledged that the Consultant is entitled to up to 26 days holiday per year multiplied by the percentage time devoted to providing the Consulting Services relative to the time devoted to providing services to its parent company, ClickSoftware Technologies Ltd (the "Parent Company")., and the Consulting Company shall keep the Company informed of when the Consultant intends to take such holiday. The amount of unutilized holiday days can be accumulated for a period of three (3) years.  The Consulting Company shall ensure that the Company's interests are taken into account when granting permission to the Consultant to take such holiday.

3.4.
Notice of Inability to Provide Services. The Consulting Company shall inform the Company as soon as is reasonably practicable if the Consultant is unable to provide the services due to sickness or injury.  If the Consultant is unable to provide the services due to sickness or injury for a period exceeding 3 months in any calendar year, then the monthly fee shall be reduced pro-rata after the first 3 months in any given year.

3.5.	Additional Obligations. The Consulting Company shall, and shall procure that the Consultant shall:

3.5.1.	provide the Consulting Services with all due care, skill and ability; and

3.5.2.	promptly give to the Company all such information and report as it may reasonably require in connection with matters relating to the provision of the Services or the business of the Company.

3.6.
Best Endeavours. The Consulting Company shall use its best endeavours, and shall procure that the Consultant shall use his best endeavours to promote the interests of the Company.  The Consultant shall be free to pursue other interests during the term of this Agreement, provided always that such other interests do not interfere with his ability to provide the Consulting Services, do not directly or indirectly compete with or are not detrimental to the interests of the Company and that he complies with his obligations under Sections 1.7 and 3.2 above.  The Consultant shall keep the Company informed of any position he holds at board level or equivalent during the term of this Agreement.

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3.7.	Health and Safety Procedures. The Consulting Company shall comply with and shall procure that the Consultant complies with the Company’s health and safety procedures in force from time to time.

4.	Compensation.

4.1
In consideration of the provision of the Consulting Services by the Consulting Company under this Agreement, the Company shall pay to Consulting Company a monthly fee of US $37,500 plus VAT, if applicable, multiplied by the percentage time devoted to providing the Consulting Services relative to the time devoted to providing services to the Parent Company, as determined in good faith by the Company after consultation with the Consulting Company (the "Monthly Fee"). In order to remove doubt, the amount paid by the Parent Company in consideration for said services will be deducted from the Monthly Fee paid by the Company. The Board of Directors of the Company is authorized, upon the recommendation of the Board of Directors and Compensation Committee of the Parent Company,  to change the monthly fee payable to the Consultant by an amount not exceeding ten percent (10%) in any calendar year. The Monthly Fee shall be payable (less applicable withholding taxes, if any) only upon receipt of an appropriate VAT invoice and, where such invoice is submitted in time, shall be paid not later than the 9th day of each month for the previous month.

4.2
Bonus.  In addition to the Monthly Fee, the Consulting Company may earn an annual performance bonus which will not exceed 133% of the aggregate Monthly Fee paid during the relevant calendar year (the “Bonus”). The amount of the Bonus and the determination of the target milestones upon which the Bonus will be based will both be set by the Compensation Committee of the Parent Company, after consultation with the Consulting Company. The Bonus may be reviewed annually by the Compensation Committee of the Parent Company for possible changes in light of Consulting Company’s performance, subject to required corporate approvals.

4.3
Temporary Reductions.  The Consulting Company may at any time elect to waive its right to receive all or part of the amounts sets forth in this Section 4, provided however, that such amounts shall be returned to their stated levels upon request of the Consulting Company.  Any amounts so waived shall not be refunded to the Consulting Company.

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Reimbursement of Expenses.  The Company will reimburse the Consulting Company for (i) reasonable travel,  entertainment or other expenses, (ii) professional literature, magazines, conferences and events, and (iii) communication expenses (including, internet and landline for the Consultant's office and mobile phone) incurred by the Consultant in the furtherance of or in connection with the provision of the Consulting Services, provided they have been incurred in accordance with the Company's expense reimbursement policy as in effect from time to time, and subject to invoices submitted by the Consulting Company to the Company.

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6	Confidential Information and Inventions.

6.1	Confidential Information

6.1.1.
Consulting Company is aware that during the Term, and from the time it first came into contact with the Company, it may have had and/or may have access to, and has been and/or may be entrusted with, technical, proprietary, sales, legal, financial, and other data and information with respect to the affairs and business of the Company, and its affiliates, (as used in this Section 6, the Company will include also all its affiliates and subsidiaries) and including information received by Company from any third party subject to obligations of confidentiality towards said third party, all of which data and information, whether documentary, written, oral or computer generated, shall be deemed to be, and referred to as “Proprietary Information”, which, by way of illustration but not limitation, shall include trade and business secrets, processes, patents,  improvements, ideas, inventions (whether reduced to practice or not), techniques, products, and technologies (actual or planned), financial statements, marketing plans, strategies, forecasts, customer and/or supplier lists and/or relations, research and development activities, formulae, data, know-how, designs, discoveries, models, vendors, computer hardware and software, drawings, operating procedures, pricing methods, marketing strategies, future plans, dealings and transactions, except for such information which, on the date of disclosure, is, or thereafter becomes, available in the public domain or is generally known in the industry through no fault on the part of  Consulting Company.

Consulting Company agrees and declares that all   Proprietary Information, patents and/or patent applications, copyrights and other intellectual property rights in connection therewith, are and shall remain the sole property of Company and its assigns.

6.1.2.
Consulting Company shall keep, and at all times, during the Term and upon its expiration thereafter, Consulting Company shall keep, in confidence and trust all Proprietary Information, and any part thereof, and will not use or disclose and/or make available, directly or indirectly, to any third party any Proprietary Information without the prior written consent of Company, except and to the extent as may be necessary in the ordinary course of performing Consulting Company's duties pertaining to the Company and except and to the extent as may be required under any applicable law, regulation, judicial

6.1.3.	Consulting Company acknowledges that any breach by him of his obligations pursuant to this Section 6.1.3 would cause substantial damage for which the Company shall hold him liable.

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6.2	Inventions

6.2.1.
Consulting Company agrees to promptly and from time to time fully inform and disclose to Company all inventions, designs, improvements and discoveries which Consulting Company now has or may have during the Term which are the result of or stem from the Consulting Services or the Company’s actual and/or planned activitiesork performed by Company, whether conceived by Consulting Company alone or with others and whether or not conceived during regular working hours (“Inventions”).

6.2.2.
All Inventions, and any and all rights, interests and title therein, shall be the exclusive property of Company and Consulting Company shall not be entitled, and hereby waives now and/or in the future, any claim to any right, compensation and/or reward in connection therewith, , including under Section 134 of the Israeli Patent Law- 1967, as amended from time to time.

6.2.3.
In the event that by operation of law, any Invention shall be deemed Consulting Company’s, the Consulting Company hereby assigns and shall in the future take all the requisite steps (including by way of illustration only, signing all appropriate documents) to assign to Company and/or its designee any and all of his foregoing rights, titles and interests, on a worldwide basis and hereby further acknowledges and shall in the future acknowledge Company’s full and exclusive ownership in all such Inventions. To the extent necessary, Consulting Company shall, during the Term or at any time thereafter, execute all documents and take all steps necessary to effectuate the assignment to Company and/or its designee and/or to assist Company to obtain the exclusive and absolute rights, title and interests in and to all Inventions, whether by the registration of patent, trade mark, trade secret, copyright, and/or any other applicable legal protection, and to protect same against infringement by any third party.

7.
Non-compete. The Consulting Company acknowledges that the nature of the Company's and is affiliates’ business is such that if Consulting Company were to become engaged by, or substantially involved in, the business of a competitor of the Company or the any such subsidiaries following the termination of the Consulting Company engagement with the Company, it would be very difficult for the Consulting Company not to rely on or use the Company’s or the subsidiaries’ trade secrets and confidential information and thereby unfairly compete with the Company.  Further, the Company wishes to protect the stability of its workforce.  To that end, the Consulting Company agrees that the following provisions are reasonable in scope and nature to achieve the Company’s legitimate business aims set out above.  Without prejudice to any other remedy available to the Company at common law, upon any breach of this section, all severance payments pursuant to this Agreement shall immediately cease.

7.1.	In this Section 7:

"Capacity" means as agent, consultant, director, employee, owner, shareholder or in any other capacity;

"Customer" means any person, firm, company or entity who or which at any time during the Relevant Period (i) was provided with goods or services by the Company; or (ii) was in the habit of dealing with the Company, other than in a de minimis way, and about whom or which the Consulting Company or the Consultant has confidential information; and in each case with whom or which the Consulting Company or the Consultant had material dealings at any time during the Relevant Period;

"Key Employee" means any person who immediately prior to the Termination Date was employed or engaged by the Company who could materially damage the interests of the Company if they were involved in any Capacity in any business which competes with any Restricted Business, and with whom the Consulting Company or the Consultant had personal dealings during the Relevant Period;

"Prospective Customer" means any person, firm, company or entity to whom or which, during the period of six months prior to the Termination Date, the Company had submitted a tender, made a pitch or presentation or with whom or which it was otherwise negotiating for the supply of goods or services and with whom or which the Consulting Company or the Consultant, or any person who reported directly to the Consulting Company or the Consultant, had material dealings at any time during the Relevant Period;

"Relevant Period" means the period of 12 months ending on the Termination Date;

"Restricted Business" means those parts of the business of the Company with which the Consulting Company or the Consultant were involved to a material extent during the Relevant Period;

"Supplier" means any person, firm, company or entity who or which was at any time during the Relevant Period a supplier of services or goods (other than utilities and goods or services supplied for administrative purposes) to the Company and with whom or which the Consulting Company or the Consultant, or any person who reported directly to the Consulting Company or the Consultant, had material dealings during the Relevant Period; and

"Termination Date" means the date on which this Agreement terminates.

7.2.
The Consulting Company covenants with the Company that it will not, and shall procure that the Consultant will not, directly or indirectly, on its or his own behalf or on behalf of or in conjunction with any firm, company or person:

7.2.1.	for twelve months following the Termination Date be engaged, concerned or involved in any Capacity with any business which is (or intends to be) in competition with any Restricted Business;

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7.2.2.
for twelve months following the Termination Date solicit or endeavour to entice away from the Company the business or custom of a Customer or Prospective Customer with a view to providing goods or services to that Customer in competition with any Restricted Business or otherwise induce, solicit or entice or endeavour to induce, solicit or entice any Customer to cease conducting, or reduce the amount of,  business with the Company or discourage or prevent any Prospective Customer from conducting business with the Company;

7.2.3.
for twelve months following the Termination Date be involved with the provision of goods or services to, or otherwise have any business dealings with, any Customer or Prospective Customer in the course of any business which is in competition with any Restricted Business;

7.2.4.
for twelve months following the Termination Date solicit or endeavour to entice away from the Company the business or custom of any Supplier in the course of any business which is in competition with any Restricted Business;

7.2.5.
for twelve months following the Termination Date be involved with the receipt of goods or services from any Supplier where such receipt would adversely affect the ability or willingness of the Supplier to meet the requirements of the Company;

7.2.6.
for twelve months following the Termination Date offer to employ or engage or otherwise endeavour to entice away from the Company any Key Employee (whether or not such person would breach their contract of employment or engagement);

7.2.7.
for twelve months following the Termination Date employ or engage or facilitate the employment or engagement of any Key Employee (whether or not such person would breach their contract of employment or engagement);

7.2.8.
at any time after the Termination Date represent itself or himself as being in any way connected with (other than as a former contractor), or interested in the business of the Company or use any registered names or trading names associated with the Company.

7.3.	None of the restrictions in Section 7.2 above shall prevent the Consulting Company from:

7.3.1.	holding up to 5% of the issued share capital of a company; or

7.3.2.	being engaged or concerned in any business insofar as its duties or work relate solely to geographical areas where that business is not in competition with any Restricted Business; or

7.3.3.
being engaged or concerned in any business insofar as its duties or work relate solely to services or activities of a kind with which it was not concerned to a material extent during the Relevant Period.

7.4.
Each of the restrictions contained in this Section 7 is intended to be separate and severable and while they are considered by the parties to be reasonable in all the circumstances, it is agreed that if any one or more of such restrictions is held to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Company but would be valid if any particular restriction(s) were deleted or some part or parts of its or their wording were deleted, restricted or limited then such restriction(s) shall apply with such deletions, restrictions or limitations as the case may be.

8.
Representations by the Consultant and Consultant Company. The Consulting Company represents and warrants to the Company that the execution and delivery of this Agreement and the fulfillment of the terms hereof: (i) will not constitute a default under or conflict with any agreement or other instrument to which it is a party or by which it is bound, and (ii) do not require the consent of any person or entity, and the Consultancy Company further warrants and represents that it is not aware of any such restriction binding the Consultant. The Consulting Company further represents and warrants that it is not a UK resident for tax purposes.

9.
Assignment.  This Agreement may not be assigned by any of the parties hereto, and may not be amended or modified, except by the written consent of both parties hereto, except to the Consultant or another Company wholly-owned by the Consulting Company or to the Consultant. This Agreement will be binding upon and inure to the benefit of any successor or permitted assigns of the Company and the Consulting Company.  Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes.  For this purpose, “successor” means any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company.  None of the rights of the Consulting Company to receive any form of compensation payable pursuant to this Agreement may be assigned or transferred except to the Consultant or another company wholly-owned by the Consulting Company or to the Consultant or the Consultant's family members.

10.
Data Protection: The Consulting Company shall procure that the Consultant consents to the Company processing both electronically and manually any data which relates to the Consultant for legal, personnel, administrative and management purposes and in particular to the processing of "sensitive personal data" (as defined in the Data Protection Act 1998).  The Consulting Company shall also procure that the Consultant consents to the transfer of such personal data (including sensitive personal data) to other offices the Company may have (or to any subsidiary or holding company of the Company) or to other third parties (including those who provide products or services to the Company), regulatory authorities, governmental or quasi-governmental organisations and potential purchasers of the Company (or part of the Company) whether or not in the European Economic Area (and whether or not the country or territory in question maintains adequate data protection standards), for administration purposes and other purposes in connection with this agreement or where it is necessary or desirable for the Company to do so.

10

11.
Miscellaneous. This Agreement constitutes the entire agreement between the parties with respect to the matters referred to herein and any and all previous agreements, are hereby terminated and shall have no further force or effect. This Agreement shall be governed by the laws of the England and the courts of England shall have exclusive jurisdiction over the parties. No failure or delay on the part of any party hereto in exercising any right, power or remedy hereunder shall operate as a waiver thereof. Headings to Sections herein are for the convenience of the parties only, and are not intended to be or to affect the meaning or interpretation of this Agreement. In the event that any covenant, condition or other provision contained in this Agreement is held to be invalid, void or illegal by any court of competent jurisdiction, the same shall be deemed severable from the remainder thereof, and shall in no way affect, impair or invalidate any other covenant, condition or other provision therein contained. If such condition, covenant or other provisions shall be deemed invalid due to its scope or breadth, such covenant, condition or other provision shall be deemed valid to the extent permitted by law. All notices required to be delivered under this Agreement shall be effective only if in writing and shall be deemed given when received by the party to whom notice is required to be given and shall be delivered personally, or by registered mail to the addresses set forth above.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ClickSoftware Europe Limited	[XXXXXXXXXX]

11

Exhibit A
to Consulting Agreement by and between
ClickSoftware Europe Limited and [XXXXXXXXXX]

To provide (through its nominee, the Consultant) to the Company and other companies in the ClickSoftware group of companies (other than the Company's parent company, ClickSoftware Technologies Ltd.) business and professional services in the performance of its duties, consistent with Consultant's position and skills, as shall reasonably be assigned by the Company’s Board of Directors.

12

PERSONAL UNDERTAKING  - ISRAEL
[ON THE HEADED NOTEPAPER OF DR MOSHE BENBASSAT]

The directors of ClickSoftware Technologies Ltd.
Azorim Park, Oren Building
94 Em Hamoshavot Road
PO Box 3697
Petach Tikva 49527 Israel

[Date]

Dear Sirs

CONSULTANCY AGREEMENT

In consideration of ClickSoftware Technologies Ltd (the "Company") agreeing to enter into the consultancy agreement (the "Agreement") with [XXXXXXXXXX] (the "Service Company”) of today's date, a copy of which is attached to this letter, I hereby agree the following:

1.	I warrant that the Service Company is and shall at all times be entitled to enter into the Agreement and make available my services to the Company in accordance with the terms of the Agreement.

2.
I warrant that I or my immediate family own substantially all of the issued share capital of the Service Company and shall notify the Company if there is any material change in the ownership of its share capital.

3.
I agree that I shall procure that the Service Company shall at all times duly observe and perform the obligations contained in the Agreement and I undertake to indemnify the Company and keep indemnified on demand in respect of any payment actually made by the Company as a result of any failure by the Service Company to so perform, including any related costs and expenses and including without limitation any costs and expenses actually  paid by the Company as a result of the failure by the Service Company to meet its obligations under any indemnity contained in the Agreement.

1

4.
Notwithstanding paragraph 3 above and without prejudice to any rights you may have against the Service Company, I agree that, if I cease to be employed by the Service Company or the Service Company ceases to exist or otherwise fails or is unable to duly observe and perform its obligations under the Agreement, I shall observe and be bound by each and all of the terms of the Agreement as if I were a party in place of the Service Company and shall, upon request, execute such documentation as may be necessary to give effect to this clause.

5.
I undertake that I shall look solely to the Service Company for all compensation for any services to be performed by me under the Agreement.  I warrant that I do not and will not claim to be an employee of the Company and that the termination of the Agreement shall not constitute a dismissal by the Company for any purposes. I hereby represent and warrant that for my personal reasons  I demanded from the Company that no employee - employer relations be established between myself and the Company or any of its affiliates despite the fact that the Company offered to employ me as an employee and that I have consulted with legal and tax advisors and fully understand all the ramifications of this decision.

6.
I have reviewed and approved the manner of calculation of the Monthly Fee payable under the Agreement and have consulted with professional advisors and fully understand that the difference between the Monthly Fee and the amount that I would have received had I been employed by the Company, and that this difference of approximately 35% (the "Difference") is suitable and fair compensation.

7.
I hereby agree and undertake that if I, the Service Company or anyone else claims that there are or were during the term of the Agreement any employee-employer relations between the Company and me (the "Employee Claim"), the amount of the Difference paid during the entire term of the Agreement shall be deemed a loan granted to me by the Company linked to the Israeli CPI and such loan shall be immediately due and payable in full on the date that the Employee Claim is first made.

2

8.
I hereby agree to be bound by and comply with all provisions of the Agreement which refer to me and which require my compliance or agreement, and shall enter into such documentation as the Company may reasonably require to give effect to such provisions immediately upon demand.  In particular, and without limitation, I undertake and agree with the Company in the terms of clauses 1.5, 2.6, 3, 6, 7, 8, 9 and 10 of the Agreement such that the same shall also constitute direct undertakings and agreements between us.

9.
I undertake that no breach by the Service Company of any of its obligations to me shall constitute or be deemed to constitute a breach by the Company under the Agreement. Accordingly, notwithstanding any such breach by the Service Company, I undertake to fulfil all of my obligations under this letter and as envisaged by the Agreement if and for so long as the Company is not in breach of its obligations to the Service Company.

10.	These undertakings will be binding upon any of my heirs, successors or permitted assigns.

Yours sincerely

Dr. Moshe Benbassat

3

PERSONAL UNDERTAKING - UK
[ON THE HEADED NOTEPAPER OF DR MOSHE BENBASSAT]

The directors of ClickSoftware Europe Limited
The Priory
Stomp Road
Burnham
Bucks
SL1 7LW

[Date]

Dear Sirs

CONSULTANCY AGREEMENT

In consideration of ClickSoftware Europe Limited (the "Company") agreeing to enter into the consultancy agreement (the "Agreement") with [XXXXXXXXXX](the "Service Company”) of today's date, a copy of which is attached to this letter, I hereby agree the following:

1.	I warrant that the Service Company is and shall at all times be entitled to enter into the Agreement and make available my services to the Company in accordance with the terms of the Agreement.

2.	I warrant that I or my immediate family own all of the issued share capital of the Service Company and shall notify the Company if there is any change in the ownership of its share capital.

3.
I agree that I shall procure that the Service Company shall at all times duly observe and perform the obligations contained in the Agreement and I undertake to indemnify the Company and keep indemnified on demand in respect of any payment actually made by the Company as a result of any failure by the Service Company to so perform, including any related costs and expenses actually  paid by the Company as a result of the failure by the Service Company to meet its obligations under any indemnity contained in the Agreement.

1

4.
Notwithstanding paragraph 3 above and without prejudice to any rights you may have against the Service Company, I agree that, if I cease to be employed by the Service Company or the Service Company ceases to exist or otherwise fails or is unable to duly observe and perform its obligations under the Agreement, I shall observe and be bound by each and all of the terms of the Agreement as if I were a party in place of the Service Company and shall, upon request, execute such documentation as may be necessary to give effect to this clause.

5.
I undertake that I shall look solely to the Service Company for all compensation for any services to be performed by me under the Agreement.  I warrant that I do not and will not claim to be an employee of the Company and that the termination of the Agreement shall not constitute a dismissal by the Company for any purposes.

6.
I hereby agree to be bound by and comply with all provisions of the Agreement which refer to me and which require my compliance or agreement, and shall enter into such documentation as the Company may reasonably require to give effect to such provisions immediately upon demand.  In particular, and without limitation, I undertake and agree with the Company in the terms of clauses 1.5, 2.6, 3, 6, 7, 8, 9 and 10 of the Agreement such that the same shall also constitute direct undertakings and agreements between us.

7.
I undertake that no breach by the Service Company of any of its obligations to me shall constitute or be deemed to constitute a breach by the Company under the Agreement. Accordingly, notwithstanding any such breach by the Service Company, I undertake to fulfil all of my obligations under this letter and as envisaged by the Agreement if and for so long as the Company is not in breach of its obligations to the Service Company.

8.	These undertakings will be binding upon any of my heirs, successors or permitted assigns.

Yours sincerely

Dr. Moshe BenBassat

2

ClickSoftware
Making Service Click

000004

C123456789

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR Proposals 2-11.

	For	Withhold
01 - Mr. Menahem Shalgi	☐	☐

	Yes	No
5a. With regard to proposal 5, please indicate by marking an "X" in the appropriate box (YES/NO) whether you are a "Controlling Shareholder" (as defined in the proxy statement). If an X is not marked in either column, your vote in respect of proposal 5 will be disqualified.	☐	☐

	Yes	No
8a. With regard to proposal 8, please indicate by marking an "X" in the appropriate box (YES/NO) whether you are a "Controlling Shareholder" (as defined in the proxy statement). If an X is not marked in either column, your vote in respect of proposal 8 will be disqualified.	☐	☐

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

C 1234567890 JNT
1 U P X 0 2 5 7 7 5 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

017GNC

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — CLICKSOFTWARE TECHNOLOGIES LTD.

+

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 15, 2010

The undersigned revokes all previous proxies, acknowledges receipt of the notice of the annual meeting of shareholders to be held on July 15, 2010 and the proxy statement related thereto and appoints Moshe BenBassat and Shmuel Arvatz, jointly and severally, the proxy of the undersigned, with full power of substitution, to vote all ordinary shares of Clicksoftware Technologies Ltd. which the undersigned is entitled to vote, either on his or her own behalf or on behalf of an entity or entities, at the annual meeting of shareholders of the Company to be held at the offices of the Company at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva, Israel on July 15, 2010, at 4:00 p.m. Israel time, and at any adjournment or postponement thereof, with the same force and effect as the undersigned might or could do if personally present thereat. The shares represented by this Proxy shall be voted in the manner set forth on the reverse side.

Upon being returned, signed and dated, all shares represented by this Proxy will be voted as indicated by the shareholder below. IN THE ABSENCE OF SUCH INDICATION, THIS PROXY WILL BE VOTED "FOR" EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. As to any other matter, said proxies shall vote in accordance with their best judgment.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

B **Non-Voting Items**

Change of Address — Please print new address below.

C **Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below**

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

+

ClickSoftware
Making Service Click

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR Proposals 2-11.

	For	Withhold
01 - Mr. Menahem Shalgi	☐	☐

	Yes	No
5a. With regard to proposal 5, please indicate by marking an "X" in the appropriate box (YES/NO) whether you are a "Controlling Shareholder" (as defined in the proxy statement). If an X is not marked in either column, your vote in respect of proposal 5 will be disqualified.	☐	☐

	Yes	No
8a. With regard to proposal 8, please indicate by marking an "X" in the appropriate box (YES/NO) whether you are a "Controlling Shareholder" (as defined in the proxy statement). If an X is not marked in either column, your vote in respect of proposal 8 will be disqualified.	☐	☐

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

1 U P X 0 2 5 7 7 5 2

017GOC

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — CLICKSOFTWARE TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 15, 2010

The undersigned revokes all previous proxies, acknowledges receipt of the notice of the annual meeting of shareholders to be held on July 15, 2010 and the proxy statement related thereto and appoints Moshe BenBassat and Shmuel Arvatz, jointly and severally, the proxy of the undersigned, with full power of substitution, to vote all ordinary shares of Clicksoftware Technologies Ltd. which the undersigned is entitled to vote, either on his or her own behalf or on behalf of an entity or entities, at the annual meeting of shareholders of the Company to be held at the offices of the Company at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva, Israel on July 15, 2010, at 4:00 p.m. Israel time, and at any adjournment or postponement thereof, with the same force and effect as the undersigned might or could do if personally present thereat. The shares represented by this Proxy shall be voted in the manner set forth on the reverse side.

Upon being returned, signed and dated, all shares represented by this Proxy will be voted as indicated by the shareholder below. IN THE ABSENCE OF SUCH INDICATION, THIS PROXY WILL BE VOTED "FOR" EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. As to any other matter, said proxies shall vote in accordance with their best judgment.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - B ON BOTH SIDES OF THIS CARD.